

THE POWER OF ENGAGEMENT

2001 ANNUAL REPORT

DELUXE

ON THE COVER

Engagement increases productivity

Deluxe had been producing checks the same way for the better part of 87 years – linearly, with each employee contributing a specific function at a predetermined time. While the process helped make Deluxe the number one check printer in the world, we always look for ways to streamline the manufacturing process.

"Cellular" is the answer

In a cellular manufacturing environment, a group of employees works together as a team to produce products, rather than those same employees working on individual tasks in a linear fashion.

Deluxe's conversion to cellular began in 2000, and the process is scheduled to be completed in the DFS business unit in early 2003 (see the letter to shareholders for more information).

While the cellular process made business sense from the very beginning, all employees weren't easily convinced. "I was hesitant at first," said Antelope Valley, Calif. employee, William Aparicio. "But now, I don't want to go back to the old way." Eleene Olson who works in the San Jose, Calif. facility says, "Working with cellular is like owning your own business." Co-worker, Theresa Marquez, gets to the bottom line: "We are much more productive now."

Chicago Center employees pictured on the cover [left to right]: Ruthie Purnell, Tania Roman-Martinez, Fernando Diaz (back to camera), Sue Casey and Anthony Peel.

COMPANY PROFILE

Deluxe Corporation, the world's leading check printer, serves financial institutions, small businesses and consumers through its three business segments:

> Deluxe Financial Services (DFS) sells personal checks, business checks and related products through financial institutions nationwide.

> Deluxe Business Services (DBS) sells business checks, business forms and related products directly to small businesses nationwide.

> Direct Checks sells personal checks, business checks and related products directly to consumers through the Checks Unlimited® and Designer Checks® brands.

COMPANY FACTS

> Deluxe produces approximately 100 million check orders each year.

> Of the nearly 50 billion checks written by American consumers and businesses annually, Deluxe produces more than any other check printer.

> Deluxe's proprietary printing technology has a Magnetic Ink Character Recognition (MICR) accuracy rate of 99.983 percent, the highest in the industry.

> DFS serves approximately 10,000 financial institutions nationwide.

> DBS added 325,000 new customers in 2001.

> All checks produced by Checks Unlimited and Designer Checks in 2001 lined up end to end would stretch to the moon and back.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

(Dollars and shares in thousands, except per share amounts)	2001	2000
REVENUE	**$1,278,375**	$1,262,712
OPERATING MARGIN	**23.6%**	22.1%
INCOME FROM CONTINUING OPERATIONS	**185,900**	169,472
Per Share – Diluted	**2.69**	2.34
NET INCOME	**185,900**	161,936
Per Share – Diluted	**2.69**	2.24
AVERAGE DILUTED SHARES OUTSTANDING	**69,115**	72,420
CASH DIVIDENDS PER SHARE	**1.48**	1.48
RETURN ON AVERAGE ASSETS	**31.1%**	20.5%
NET CASH PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS	**270,623**	253,572
NUMBER OF EMPLOYEES	**6,840**	7,800



$2.0
$1.5
$1.0
$0.5
$0.0
1.70
1.67
1.36
1.26
1.28
1997
1998
1999
2000
2001

REVENUE
(dollars in billions)



24%
20%
16%
12%
8%
4%
0%
8.9
15.1
24.0
22.1
23.6
1997
1998
1999
2000
2001

OPERATING MARGIN
(percent)



35%
30%
25%
20%
15%
10%
5%
0%
4.0
13.2
20.2
20.5
31.1
1997
1998
1999
2000
2001

RETURN ON AVERAGE ASSETS
(percent)



3.0
2.5
2.0
1.5
1.0
0.5
0.0
.84
1.90
2.65
2.34
2.69
1997
1998
1999
2000
2001

DILUTED EPS FROM CONTINUING OPERATIONS

> **LAWRENCE J. MOSNER**
Chairman and Chief Executive Officer



THE POWER OF ENGAGEMENT

2001 began with a new Deluxe. The long-anticipated spin-off of eFunds at the end of 2000 delivered what we had expected – two companies that are accomplishing more separately than they could together. The market has responded positively, moving Deluxe's stock price from $19.53 on January 2, 2001 to $41.58 just 12 months later!

Deluxe was a shining star in a year of declining markets. We ended the year in a position of strength – with diluted earnings per share up 15 percent and net income up 9.7 percent on a modest revenue increase of 1.2 percent. To what do we attribute our success?

ALIGNED FOR THE FUTURE

Last year, we introduced you to Deluxe's Business Alignment Model that consists of these three elements:

> Shared values (openness, trust and integrity; innovation; partnering for the common goal; recognition and celebration; respect and dignity for all; and quality).

> Vision (grow Deluxe by leveraging our personalization, direct marketing and e-commerce competencies).

> Five key objectives (revenue growth, grow client and customer loyalty, people, cost management, and transformation).

EMPLOYEE ENGAGEMENT

Focusing on the "people" objective from our business alignment model led us to the concept of engagement. In other words, we wanted to know to what degree employees are involved in, or committed to, their jobs. A survey we conducted in the spring of 2000 measured employees' overall satisfaction with their current work environment, plus their intellectual and emotional involvement in terms of these three criteria:

1) How likely is the employee to **say** positive things about the company?

2) Is the employee likely to **stay** with the company?

3) Does the employee exert extra effort to **serve** the company, its clients and customers?

During a mid-2001 follow-up survey, the company that conducted the study told us that a one- or two-point move upward is meaningful and reason for celebration, but our "say-stay-serve" score improved three points! While we're pleased with the improvement, we know we can take engagement scores even higher.

ENGAGEMENT – BEYOND EMPLOYEES

The benefits of an increased level of employee engagement prompted us to ask ourselves: What if we made a conscious effort to increase engagement at other touch points? Here are just a few of our successes:

Our 10,000+ financial institution clients – As banks strive to become more profitable in a consolidating and competitive marketplace, they look to

Deluxe for products and services that help them retain customers, improve customer satisfaction and enhance their check programs.

End consumers – Through financial institutions, the mail, the telephone and interactive web sites, Deluxe is engaging the people who write the 25 billion Deluxe-produced checks every year, giving them a better opportunity to order the check designs they want.

Business partners – Through the widely recognized and well respected Deluxe brand, we establish partnerships and alliances with hundreds of other companies, vendors, brands and charitable causes (e.g., Disney®, Warner Brothers®, Harley Davidson®, Coca-Cola®, Susan G. Komen Breast Cancer Foundation, etc.). We bring two great brands together and manage them in a way that leverages the strength of both.

The communities in which we have facilities – In 2001, a number of our facilities received awards:

Syracuse (call center): a service award from the National Association for the Advancement of Colored People (NAACP).

Syracuse (diversity team): the YWCA Academy of Diversity Achievers diversity award.

Salt Lake City: the 2001 Excellence in Lean Manufacturing Award (for achievements in quality, service and cost management) from the Utah Manufacturing Extension Partnership.

Kansas City (printing facility): Kansas City's "Leading Edge" award for lean manufacturing.

Shareholders – Deluxe continues to be committed to enhancing shareholder value...

> By delivering on our financial targets.

> Through the clarity and understandability of our financial reporting.

> With our dividend philosophy and our share repurchase program.

> Via comprehensive communication (open-access conference calls, webcasts of analyst meetings and the annual shareholders meeting, toll-free information lines, investor relations pages on our web sites and a new service – shareowneronline.com – that provides shareholders with online access to their Deluxe stock transactions).

The board of directors – In January, 2002, Deluxe's board held its regular meeting in the Deluxe Chicago Center. Along with addressing its regular duties, the board toured the facility (see photos on page 5), talked to employees on multiple shifts and took time to have lunch with some of them. This visit was not a first for most of our directors; many have taken the time to visit other facilities.

2001 – HIGHLIGHTS

Deluxe Financial Services (DFS):

> Leveraging our investment in world-class consumer research, we piloted "DeluxeSelect℠," a program that offers our financial institution clients the opportunity to have us merchandise checks on their behalf. DeluxeSelect helps financial institutions lower their operating costs while creating a more valuable order, increases customer satisfaction and grows revenue for Deluxe.

DELIVERING VALUE TO CLIENTS AND CUSTOMERS

> We continued to transition our DFS printing facilities to a cellular manufacturing environment (see inside front cover). By the end of 2001, Chicago, San Jose and Antelope Valley (Calif.) had completed the transformation. All other facilities are preparing for the change, and by the end of this year, most plants will have completed the transition.

> Deluxe commissioned an independent organization to evaluate the quality of magnetic ink character recognition (MICR), the process used by financial institutions to read check information. The results showed that checks printed using Deluxe's proprietary technology are rejected less often by financial institutions' reading and sorting machines than checks printed with the most common competitive technology. This speaks to the quality of our checks and shows that Deluxe checks help financial institutions save money in processing costs.

Deluxe Business Services (DBS):

> DBS continued to engage its 1.4 million active customers. Using an integrated direct marketing

approach of direct mail pieces, in-package advertising, two robust web sites and outbound e-mails, we are increasing customer satisfaction and retention. Through our call center technology, we are able to segment calls and thereby maximize revenue while providing customers with a more satisfying order experience.

> We leveraged our strong financial institution client base to acquire a record number of new customers through our Business Referral Program (BRP). BRP allows our financial institution clients to transfer the complex process of selling checks to small business customers directly to us. Our marketing competency makes it three times more likely that the financial institution will retain that business owner as a customer, thereby enhancing the bank's revenue stream.

Direct Checks:

> Operating income was up 16 percent, revenue was up 9.8 percent.

> By the end of 2002, we project that 15 percent of Direct Checks' reorders will come in through the Internet.

> We continue to take advantage of our consumer knowledge of the preference gap (the difference between customers who get the check design they want and those who use a design that was chosen for them) by offering customers a wide array of check designs.

> Two years after Deluxe acquired Designer Checks, the news continues to be outstanding. Between 1999 (the year before the acquisition) and 2001, Designer Checks' operating profit grew nearly 80 percent.

POSSIBLE ACQUISITIONS

The question of acquisitions continues to be a popular one whenever I talk with shareholders. We will invest in growth opportunities that strengthen our position within the businesses in which we compete. As management has stated in the past, any acquisition must be strategic and projected to be accretive to earnings and cash flow per share, as well as to leverage our core competencies. We judge potential investments against our cost of capital and the return rate available from share repurchases.

ACCOUNTING PRACTICES/ AUDIT COMMITTEE

When Deluxe was going through the spin-off of eFunds, it seemed like a perfect time to evaluate the company's independent audit requirements, and to determine which independent accounting firm could best meet the needs of the new Deluxe. The board's audit committee invited the big five accounting firms to submit proposals (our auditor at the time was included). The review process was rigorous, and after assessing the policies and practices of the various firms, the audit committee recommended, and the board unanimously approved, the selection of PricewaterhouseCoopers.

LOOKING TO THE FUTURE WITH ENTHUSIASM

The audit committee met ten times last year, reviewing interim financial results, internal and external audits, critical accounting policies and key management estimates. The committee models its practices after the National Association of Corporate Directors' blue ribbon commission recommendations on improving the effectiveness of corporate audit committees. In addition, the company invests in continuing education for its directors.

FINANCIAL STRENGTH: AN ENGAGING NOTION

I started this letter by saying that Deluxe had a stellar year. You can see for yourself in later pages, but I would like to highlight the following:

> In 2001, we created $1.2 billion in shareholder value and returned nearly $450 million of cash to shareholders through dividends and share repurchase. We are comfortable with our current level of dividend payout (more than 50 percent of earnings), and we don't anticipate a change at this time.

> We have nearly completed the 14-million share repurchase program authorized by the board in January of 2001.

> We expect revenue and operating income to be slightly better than 2001.

> Earnings before interest, taxes, depreciation and amortization (EBITDA) are expected to come in around $375 million, or approximately 30 percent of revenues.

> Capital expenditures should be in the $40 million range.

LOOKING AHEAD...

When I look out over the next several years, I see opportunities for this great company. First, in terms of our core business of checks and related products: there is strong support for our belief that checks will be around for many years. Late in 2001, the Federal Reserve published a study on the payment industry. We were pleased, but not surprised, that checks remain the consumer's most popular non-cash method of payment. Second, I see a future in non-check areas. Our recently announced agreement to provide eFunds Corporation with the information pipeline to deliver services to their financial institution clients is just one example of a business alliance adjacent to our core competencies.

As we pursue the opportunities that promise the greatest return to shareholders, we will engage our Business Alignment Model as a guide. We also will engage employees, customers and clients, vendors and business partners, the board of directors and our shareholders, to create what I believe will be a very exciting future. I invite you to turn the page and read more.

A THANK YOU

Before closing this letter, I want to thank our 6,800-plus actively engaged employees across the country for a great year. I also extend a heartfelt thank-you to Cal Aurand who will retire from Deluxe's board on May 7 of this year. Cal, you will be missed.

Sincerely,

Lawrence J. Mosner
Chairman and Chief Executive Officer

THE POWER OF ENGAGEMENT



Deluxe's board of directors *toured the Chicago facility in* January, 2002, and talked with employees about their jobs.

Clockwise from upper left: Ray Capa and director Chuck Haggerty; Carlos Custodio and director Cheryl Mayberry McKissack; *Eva Grabek and director* Bob Salipante; Andria Matthews, director Martyn Redgrave and Regina Clayborn.

"Checks Unlimited was the first place that interviewed me as a human being," explained Fred Kullman (below). In early 2001, Fred applied for a customer service representative position at the Colorado Springs facility. Fred has exceptional computer and customer service skills, but has had problems finding companies willing to hire him because he has limited eyesight. "Checks Unlimited didn't tell me they'd hire me *if* they could get the system to work," said Fred. "They hired me and then found a way to *make* it work." Fred found the same attitude in the people who were called on to help set up a special workstation that included an oversized monitor, software that converts keystrokes to audible language and his own personal screen that scans and enlarges printed text (see photo).

"Fred's one of our top performers," said Jake Aragon, Fred's manager. That's what can happen when employees are engaged with each other.

POWER OF PEOPLE



Checks U... Col... Springs, ... DeDe Cuddabeck, network administrator (right), was just one of the people who became engaged in helping Fred



DFS Direct Sales
Mark Byers, South Central district manager, was a senior account manager when he engaged Synovus Bank in the Deluxe story.

ENGAGEMENT BOOSTS SALES

Mark Byers (above) knows the importance – and value – of an engaged client. Early in 1999, Mark (a senior account manager at the time) began talking to Synovus in Columbus, Ga. about the benefits of doing business with Deluxe. He spent a full year getting to know Synovus, and in return gained a great deal of credibility with the bank. "I showed them what Deluxe is doing in the marketplace and why we're the industry leader," described Mark. "We talked about innovation at Deluxe, ways we could help them be more efficient and programs to increase customer retention. Synovus was impressed that we were focused on *their* customers."

Mark engaged an entire team of Deluxers to help convey the Deluxe advantage and introduce Synovus to the people they would be working with. "Showing them that we were going to be proactive in managing their check program and help them maximize it – even before we had the business – made the difference," Mark explained.

The result? In mid-2000, Synovus invited Deluxe into their bid process. The "engagement" became official in December of 2000 when Synovus chose Deluxe as its check supplier; the contract was signed in March of 2001.

Gaining a competitive advantage is always a good idea, but making it happen without lowering prices can be a challenge. Enter: Engagement. Its powerful effects can be seen all across Deluxe where employees are engaging clients and customers, vendors, business partners and their fellow employees. Open the page and see how!

HOW DOES THE POWER OF

GENERATE A COMPETITIVE ADVANTAGE?



Deluxe Business Services, Shoreview, Minn.

Engagement increases loyalty

Just ask Joyce Johnston's customers. In the spring of 2000, Joyce set up an account for Lieutenant John Deldin with the Dickinson County Sheriff's Office in Michigan. Getting the county the right products for its unique software involved a number of phone calls back-and-forth. While Joyce said, "I don't think I did anything special for him," Lt. Deldin must have thought otherwise. Two years later, he placed a second order and asked for Joyce by name. Talk about engaging the customer!

ENGAGEMENT TRANSFORMS A COMPANY

"What if?" we asked. What if Deluxe transformed its DFS and DBS customer care centers from service organizations to sales *and* service environments? It was a logical question considering Deluxe's mature market. The inroad to making it happen was Deluxe's Business Referral Program (BRP), a program that gives our financial institution clients the opportunity to turn the process of selling checks and business forms to their business customers over to Deluxe. "We understand the demands on a small business and their time," explained Lola Huff (below), a team lead at the Colorado Springs call center. "Selling *is* service and if we can service a customer with one-stop shopping, then we feel we did our job."

BRP creates a win-win-win situation – for business owners, for financial institutions and for Deluxe. Lola summed it up: "The results of BRP are greater customer satisfaction, a lower error rate and increased revenues, for both Deluxe and the bank."

ENGAGEMENT EQUALS SUCCESS



MENT

Deluxe Business Services, Colorado Springs, Colo.
From Left to Right:
Lola Huff and customer management representatives Dawn Henderson and Anissa Brown are engaged in conversation. The rest of Lola's team are: Melissa Bosch, Alta Bosley, Diane Carpenter, Jess Cumpian, Karen Fleming, Regina Heitz, Michelle Jones, Bunnie Keaney, Bobbie Mesite and Denise Stinson.



Designer Checks, Anniston, Ala.
George Hughley, aka "the guy to go to." George's co-workers engage him in problem solving every day.

ENGAGEMENT CREATES LEADERS

George Hughley has made a reputation for himself – as a sleuth, a problem solver, a trusted resource, an answer man, a process specialist, an innovator and even an exercise coordinator. In other words, a can-do kind of guy. "I can't think of anything we've asked him to do that he hasn't agreed to," said Michael Rutland, George's current manager at Designer Checks in Anniston, Ala.

George started with Designer Checks six years ago as a data entry operator. Today he works as a technical specialist, overseeing the day-to-day operations of the order prep and order entry areas. George also leads the facility's process improvement team. "He is an engaged leader," said Brad Parker, George's former manager. "People know he's the one to go to when there's a problem or question." George has established performance goals for the order entry department, helped develop training manuals and had typing tutors installed on the workstations. His latest passion is daily ergonomic exercises that help data entry employees stretch and avoid carpal tunnel injuries. "It's like clockwork – " said Brad, "– at ten and two every day."



BOARD OF DIRECTORS

From Left to Right

> ROBERT C. SALIPANTE
General Manager and President
ING U.S. Financial Services

> CHARLES A. HAGGERTY
Retired Chairman, President and
Chief Executive Officer
Western Digital Corporation

> CHERYL E. MAYBERRY McKISSACK
Chairperson and Chief Executive Officer
Nia Enterprises

> MARTYN R. REDGRAVE
Executive Vice President – Finance
and Chief Financial Officer
Carlson Companies, Inc.

> STEPHEN P. NACHTSHEIM
Retired Vice President
Corporate Business Development
3M Corporation

> LAWRENCE J. MOSNER
Chairman and Chief Executive Officer
Deluxe Corporation

> DONALD R. HOLLIS
President
DRH Strategic Consulting, Inc.

> BARBARA B. GROGAN
President and Chief Executive Officer
Western Industrial Contractors, Inc.

> RONALD E. EILERS
President and Chief Operating Officer
Deluxe Corporation

NOT PICTURED:

> DANIEL D. GRANGER
Chairman, President and Chief Executive Officer
Catalina Marketing Corporation

EXECUTIVE LEADERSHIP TEAM

> LAWRENCE J. MOSNER
Chairman and Chief Executive Officer

> RONALD E. EILERS
President and Chief Operating Officer

> STUART ALEXANDER
Vice President
Investor Relations and Public Affairs

> STEPHEN J. BERRY
President
Direct Checks

> GUY C. (CHUCK) FELTZ
President
Deluxe Financial Services

> GENE PETERSON
Vice President, eBusiness and
Corporate Development

> ANTHONY C. SCARFONE
Senior Vice President, General Counsel
and Secretary

> WARNER SCHLAIS
Senior Vice President, Chief Technology Officer

> RICHARD L. SCHULTE
President
Deluxe Business Services

> DOUGLAS J. TREFF
Senior Vice President, Chief Financial Officer

APPRECIATION



> CALVIN W. AURAND, JR.

The Company extends its appreciation to director Calvin Aurand, Jr. for his service to Deluxe shareholders. Mr. Aurand, former chairman and CEO of Premier Graphics, Inc., joined the board in 1996 and will retire in May.

COMPANY PROFILE

During 2001, we re-organized our one business segment, Paper Payment Systems, into three business segments: Financial Services, Direct Checks and Business Services. Financial Services provides checks, related products and program management services on behalf of financial institutions. Direct Checks sells checks and related products directly to consumers through direct mail and the Internet. Business Services sells checks, forms and related products to small offices/home offices on behalf of financial institutions and directly to customers via direct mail and the Internet. All three segments operate only in the United States.

During 2000, we operated two business segments: Paper Payment Systems and eFunds. On December 29, 2000, we disposed of the eFunds segment via a spin-off transaction. The results of the eFunds segment are reflected as discontinued operations in our consolidated financial statements.

During 1999, we also operated NRC Holding Corporation, a collections business. This business was sold in December 1999.

UNUSUAL CHARGES AND CREDITS

Over the past three years, we had charges for restructurings, asset impairments and other developments. These items have had a significant impact on our results of operations and financial position over this period of time. The significant items recorded in 2001, 2000 and 1999, on a pre-tax basis, were:

Year Ended December 31, (Dollars in thousands)	2001	2000	1999
Continuing operations:			
Net restructuring charges (reversals)	**$3,804**	$(2,253)	$ (8,155)
Asset impairment losses	–	9,740	–
Gain on sale of business	–	–	(19,770)
Total continuing operations	**3,804**	7,487	(27,925)
Discontinued operations:			
Costs of spin-off	–	16,786	–
Contract losses	–	9,700	8,208
Restructuring charges (reversals)	–	555	(2,399)
Legal proceedings	–	–	(2,094)
Asset impairment losses	–	–	492
Total discontinued operations	–	27,041	4,207
Total charges (gains)	**$3,804**	$34,528	$(23,718)

The above items are reflected in the consolidated statements of income as follows:

Year Ended December 31, (Dollars in thousands)	2001	2000	1999
Continuing operations:			
Cost of goods sold	**$1,198**	$ –	$ (1,950)
Selling, general and administrative expense	**2,606**	(2,371)	(3,863)
Asset impairment and disposition losses (gains)	–	9,858	(2,342)
Gain on sale of business	–	–	(19,770)
Total continuing operations	**3,804**	7,487	(27,925)
Discontinued operations	–	27,041	4,207
Total charges (gains)	**$3,804**	$34,528	$(23,718)

For more information about these items, see Notes 4, 5, 6 and 16 to the consolidated financial statements.

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the relative composition of selected statement of income data:

Year Ended December 31,	2001		2000		1999	
(Dollars in thousands, except revenue per unit amounts)	$	% of Revenue	$	% of Revenue	$	% of Revenue
Continuing operations:						
Revenue from external customers:						
Financial Services	**$ 768,499**	**–**	$ 794,628	–	$ 840,662	–
Direct Checks	**305,637**	**–**	278,348	–	217,378	–
Business Services	**204,239**	**–**	189,736	–	181,684	–
All others/unallocated	**–**	**–**	–	–	124,074	–
Total	**$1,278,375**	**–**	$1,262,712	–	$1,363,798	–
Gross profit	**824,557**	**64.5%**	809,689	64.1%	806,023	59.1%
Selling, general and administrative expense	**514,369**	**40.2%**	518,245	41.0%	506,490	37.1%
Other operating expense (income)[1]	**8,250**	**0.6%**	12,510	1.0%	(28,191)	(2.1%)
Operating income:						
Financial Services	**$ 167,721**	**21.8%**	$ 174,276	21.9%	$ 196,156	23.3%
Direct Checks	**75,365**	**24.7%**	64,980	23.3%	51,998	23.9%
Business Services	**58,852**	**28.8%**	50,363	26.5%	57,909	31.9%
All others/unallocated	**–**	**–**	(10,685)	–	21,661	17.5%
Total	**$ 301,938**	**23.6%**	$ 278,934	22.1%	$ 327,724	24.0%
On-going operations[2]:						
Revenue from external customers:						
Financial Services	**$ 768,499**	**–**	$ 794,628	–	$ 840,662	–
Direct Checks	**305,637**	**–**	278,348	–	217,378	–
Business Services	**204,239**	**–**	189,736	–	181,684	–
Total	**$1,278,375**	**–**	$1,262,712	–	$1,239,724	–
Units (millions)[3]	**96.24**	**–**	97.09	–	105.21	–
Revenue per unit	**$ 13.28**	**–**	$ 13.01	–	$ 11.78	–
Gross profit	**824,557**	**64.5%**	809,689	64.1%	775,479	62.6%
Selling, general and administrative expense	**514,369**	**40.2%**	518,245	41.0%	478,425	38.6%
Other operating expense (income)[1]	**8,250**	**0.6%**	12,510	1.0%	(9,009)	(0.7%)
Operating income:						
Financial Services	**$ 167,721**	**21.8%**	$ 174,276	21.9%	$ 196,156	23.3%
Direct Checks	**75,365**	**24.7%**	64,980	23.3%	51,998	23.9%
Business Services	**58,852**	**28.8%**	50,363	26.5%	57,909	31.9%
All others/unallocated	**–**	**–**	(10,685)	–	–	–
Total	**$ 301,938**	**23.6%**	$ 278,934	22.1%	$ 306,063	24.7%

[1] Other operating expense (income) consists of goodwill amortization expense, asset impairment and disposition losses (gains) and gain on sale of business.

[2] 1999 results exclude our collections business which was sold in December 1999. The results of this business for 1999 were (dollars in millions): Revenue from external customers $124.1; Gross profit $30.6; Selling, general and administrative expense $28.1; Other operating income $19.2; and Operating income $21.7.

[3] An equivalent quantity of checks calculated across all check-related product lines. Non-production and accessory products are excluded from the calculation of units.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

REVENUE

Revenue increased $15.7 million, or 1.2%, to $1,278.4 million for 2001 from $1,262.7 million for 2000. Revenue per unit increased 2.1%, while unit volume decreased 0.9%. The increase in revenue resulted from growth in both the Direct Checks and Business Services segments, partially offset by decreased revenue for the Financial Services segment. The following table shows revenue by segment for 2001 and 2000:

(Dollars in thousands)	2001		2000	
	Revenue	%	Revenue	%
Financial Services	**$ 768,499**	**60.1%**	$ 794,628	62.9%
Direct Checks	**305,637**	**23.9**	278,348	22.1
Business Services	**204,239**	**16.0**	189,736	15.0
Total	**$1,278,375**	**100.0%**	$1,262,712	100.0%

Financial Services revenue decreased $26.1 million, or 3.3%, to $768.5 million for 2001 from $794.6 million for 2000. The decrease was due to continued competitive pricing pressure, as well as the resulting volume decline due to the loss of financial institution clients. We were able to partially offset these declines through a price increase, increased shipping and handling revenue and increased sales of higher priced products.

Direct Checks revenue increased $27.3 million, or 9.8%, to $305.6 million for 2001 from $278.3 million for 2000. The increase was due to higher revenue per unit resulting from a price increase and increased sales of Disney and other licensed designs. Additionally, unit volume increased from 2000 due to new customer acquisitions, increased units per order and the acquisition of Designer Checks in February 2000.

Business Services revenue increased $14.5 million, or 7.6%, to $204.2 million for 2001 from $189.7 million for 2000. The increase was due to price increases and increased volume as this business continued to benefit from financial institution referrals and effective promotional spending.

GROSS PROFIT

Gross profit increased $14.9 million, or 1.8%, to $824.6 million for 2001 from $809.7 million for 2000. As a percentage of revenue, gross margin increased to 64.5% for 2001 from 64.1% for 2000. Price and volume increases within the Direct Checks and Business Services segments, as well as productivity improvements and cost management measures within all businesses were partially offset by the effect of continued pricing pressure and decreased volume within the Financial Services segment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative (SG&A) expense decreased $3.8 million, or 0.7%, to $514.4 million for 2001 from $518.2 million for 2000. As a percentage of revenue, SG&A expense decreased to 40.2% for 2001 from 41.0% for 2000. The improvement was primarily due to on-going cost management efforts across all businesses, administrative cost reductions due to the eFunds spin-off on December 29, 2000, and costs incurred in 2000 related to PlaidMoon. During 2000, we introduced PlaidMoon.com, an Internet-based business concept that allowed consumers to design and purchase personalized items. In October 2000, we announced that we were scaling back and repositioning our PlaidMoon.com business concept into our other businesses. The expenses relating to the start-up of this project resulted in higher SG&A expense for 2000 as compared to 2001.

Partially offsetting these decreased expenses were increased marketing costs relating to new customer acquisition within the Direct Checks segment and net restructuring charges of $2.6 million in 2001, as compared to net restructuring charge reversals of $2.4 million in 2000. The net restructuring charges recorded in 2001 related to various workforce reductions across all segments. The reductions affect 287 employees and are expected to be substantially completed during the first quarter of 2002. The net restructuring charge reversals recorded in 2000 primarily related to a previous initiative to reduce SG&A expense. The reversal resulted from higher than anticipated attrition and the reversal of early termination payments to a group of employees.

ASSET IMPAIRMENT AND DISPOSITION LOSSES (GAINS)

The net losses of $2.1 million for 2001 consisted of write-offs resulting from a review of asset usage and physical inventories of assets, partially offset by the recognition of a portion of the deferred gain resulting from a 1999 sale-leaseback transaction with an unaffiliated third party. In 2000, we recorded $9.7 million of asset impairment losses related to the PlaidMoon project discussed above under SG&A expense. As a result of the decision to scale back and reposition this project into our other businesses, we completed an evaluation to determine to what extent the long-lived assets of this project could be utilized by our other businesses. The impaired assets consisted of internal-use software developed for use by the PlaidMoon.com web site. The estimated fair value of the software was determined by calculating the present value of net cash flows expected to be generated by alternative uses of the assets. The impairment losses were partially offset by gains from capital asset sales and the recognition of a portion of the deferred gain resulting from a 1999 sale-leaseback transaction with an unaffiliated third party.

INTEREST EXPENSE

Interest expense decreased $5.8 million to $5.6 million for 2001 from $11.4 million for 2000. The decrease was due to lower interest rates and debt levels. During 2001, we had weighted-average debt outstanding of $104.5 million at a weighted-average interest rate of 3.99%. During 2000, we had weighted-average debt outstanding of $125.0 million at a weighted-average interest rate of 8.11%. In February 2001, we paid off our $100.0 million of unsecured and unsubordinated notes which carried interest at 8.55%.

PROVISION FOR INCOME TAXES

Our effective tax rate for 2001 was 37.5% compared to 38.0% for 2000.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations increased $16.4 million, or 9.7%, to $185.9 million for 2001 from $169.5 million for 2000. The improvement was due to the increases in operating income and the decrease in interest expense discussed above.

DILUTED NET INCOME PER SHARE FROM CONTINUING OPERATIONS

Diluted net income per share from continuing operations increased to $2.69 for 2001 from $2.34 for 2000. In addition to the increase in income from continuing operations discussed above, our average shares outstanding also decreased significantly from 2000 due to our share repurchase program. In January 2001, our board of directors approved the repurchase of up to 14 million shares of our common stock. Through December 31, 2001, we repurchased 11.3 million shares. The change in average shares outstanding resulting from the share repurchases, offset by the impact of shares issued under employee stock purchase and incentive plans, resulted in a $0.12 increase in 2001 earnings per share as compared to 2000.

DISCONTINUED OPERATIONS

Loss from discontinued operations was $7.5 million for 2000. This represents the results of our eFunds segment, which was disposed of via a spin-off transaction on December 29, 2000, as well as the costs of the spin-off.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

REVENUE

Revenue decreased $101.1 million, or 7.4%, to $1,262.7 million for 2000 from $1,363.8 million for 1999. Our collections business, which was sold in December 1999, had revenue of $124.1 million for 1999. With this revenue excluded from 1999, revenue increased $23.0 million, or 1.9%, in 2000. Revenue per unit increased 10.4%, while unit volume decreased 7.7%. The increase in revenue resulted from growth in both the Direct Checks and Business Services segments, partially offset by decreased revenue for the Financial Services segment. The following table shows revenue by segment for 2000 and 1999:

(Dollars in thousands)	2000		1999	
	Revenue	%	Revenue	%
Financial Services	$ 794,628	62.9%	$ 840,662	61.7%
Direct Checks	278,348	22.1	217,378	15.9
Business Services	189,736	15.0	181,684	13.3
Divested business	-	-	124,074	9.1
Total	$1,262,712	100.0%	$1,363,798	100.0%

Financial Services revenue decreased $46.1 million, or 5.5%, to $794.6 million for 2000 from $840.7 million for 1999. The decrease was due primarily to the loss of financial institution clients resulting from bank consolidations and competitive pricing which fell below our revenue and profitability per unit targets. Partially offsetting this decrease were price increases, increased financial institution conversion revenue and sales of higher priced products.

Direct Checks revenue increased $60.9 million, or 28.0%, to $278.3 million for 2000 from $217.4 million for 1999. The increase was due to the acquisition of Designer Checks in February 2000 and a price increase. Designer Checks contributed revenue of $55.9 million in 2000. Partially offsetting these increases were fewer new customer acquisitions due to reduced marketing spending.

Business Services revenue increased $8.0 million, or 4.4%, to $189.7 million for 2000 from $181.7 million for 1999. The increase was primarily due to financial institution referrals through which we sell directly to consumers. This allows us to pursue opportunities to sell additional products.

GROSS PROFIT

Gross profit increased $3.7 million, or 0.5%, to $809.7 million for 2000 from $806.0 million for 1999. As a percentage of revenue, gross margin increased to 64.1%

for 2000 from 59.1% for 1999. Excluding our collections business which was sold in December 1999, gross profit increased $34.2 million and our 1999 gross margin percentage was 62.6%. The improvement over 1999 was due to process improvements, the loss of lower margin financial institution clients due to bank consolidations and competitive pricing, and increased revenue per unit. We continued to see cost savings from check printing plant closings, as well as general production efficiencies, including reduced inventory and supplies levels and improved production workflow. The last of the scheduled check printing plant closings was completed during the first quarter of 2000, and two facilities were consolidated into one at the end of the second quarter of 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

SG&A expense increased $11.7 million, or 2.3%, to $518.2 million for 2000 from $506.5 million for 1999. As a percentage of revenue, SG&A expense increased to 41.0% for 2000 from 37.1% for 1999. Excluding our collections business which was sold in December 1999, SG&A expense increased $39.8 million, or 8.3% in 2000 and our 1999 SG&A expense as a percentage of revenue was 38.6%. The increase in SG&A expense was due to the acquisition of Designer Checks in February 2000, increased spending on e-commerce capabilities for existing businesses, as well as start-up costs relating to PlaidMoon. During 2000, we introduced PlaidMoon.com, an Internet-based business concept that allowed consumers to design and purchase personalized items. In October 2000, we announced that we were scaling back and repositioning our PlaidMoon.com business concept into our other businesses. The expenses relating to the start-up of this project resulted in higher SG&A expense for 2000 as compared to 1999.

GOODWILL AMORTIZATION EXPENSE

Goodwill amortization expense increased to $5.2 million for 2000 from $0.7 million for 1999. The increase was due to the Designer Checks acquisition in February 2000.

ASSET IMPAIRMENT AND DISPOSITION LOSSES (GAINS)

2000 results included asset impairment losses of $9.7 million discussed above under the discussion of 2001 results as compared to 2000, partially offset by gains from capital asset sales and the recognition of a portion of the deferred gain resulting from a 1999 sale-leaseback transaction with an unaffiliated third party. 1999 results included gains from the sales of six closed check printing facilities, as well as a gain of $6.9 million resulting from a sale-leaseback transaction with an unaffiliated third party under which we sold five facilities located in Shoreview, Minnesota and entered into leases for three of the facilities for periods ranging from five to 10 years.

INTEREST EXPENSE

Interest expense increased $2.8 million to $11.4 million for 2000 as compared to $8.6 million for 1999. This was due to higher levels of borrowings in 2000 than in 1999. During 2000, we had an average of $18.8 million drawn on our lines of credit, as well as an average of $6.2 million of commercial paper outstanding. During 1999, we had an average of $13.8 million drawn on our lines of credit and no commercial paper outstanding.

PROVISION FOR INCOME TAXES

Our effective tax rate for continuing operations was 38.0% for 2000 compared to 36.7% for 1999.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations decreased $34.8 million to $169.5 million for 2000 from $204.3 million for 1999. Our improved gross profit was more than offset by the impact of increased spending on e-commerce initiatives and $9.7 million of asset impairment losses relating to PlaidMoon. Additionally, 1999 results included a $19.8 million gain from the sale of our collections business.

DILUTED NET INCOME PER SHARE FROM CONTINUING OPERATIONS

Diluted net income per share from continuing operations decreased to $2.34 for 2000 from $2.65 for 1999. Partially offsetting the decrease in income from continuing operations discussed above, our average shares outstanding also decreased significantly from 1999 due to our 1999 share repurchase program. During 1999, we repurchased 9.5 million shares. The change in average shares outstanding resulting from these share repurchases, offset by the impact of shares issued under employee stock purchase and incentive plans, resulted in a $0.14 increase in 2000 earnings per share as compared to 1999.

DISCONTINUED OPERATIONS

Loss from discontinued operations was $7.5 million for 2000 compared to a loss of $1.3 million for 1999. These losses represent the results of our eFunds segment which was disposed of via a spin-off transaction on December 29, 2000, as well as the costs of the spin-off.

SEGMENT DISCLOSURES

FINANCIAL SERVICES SEGMENT

Our Financial Services segment provides checks, related products and program management services on behalf of financial institutions. We sold checks through approximately 10,000 financial institutions during 2001. Additionally, we offer enhanced services to our financial institution clients, such as customized reporting, file management, expedited account conversion support, fraud prevention and check merchandising. The following table shows the results of this segment for the last three years:

(Dollars in thousands)	**2001**	2000	1999
Revenue	**$768,499**	$794,628	$840,662
Operating income	**167,721**	174,276	196,156
% of revenue	**21.8%**	21.9%	23.3%

Financial Services revenue decreased $26.1 million, or 3.3%, to $768.5 million for 2001 from $794.6 million for 2000. The decrease was due to continued competitive pricing pressure, as well as the resulting volume decline due to the loss of financial institution clients. We were able to partially offset these declines through a price increase, increased shipping and handling revenue and increased sales of higher priced products. Financial Services revenue decreased $46.1 million, or 5.5%, to $794.6 million for 2000 from $840.7 million for 1999. The decrease was due primarily to the loss of financial institution clients resulting from bank consolidations and competitive pricing which fell below our revenue and profitability per unit targets. Partially offsetting this decrease were price increases, increased financial institution conversion revenue and sales of higher priced products.

Financial Services operating income decreased $6.6 million, or 3.8%, to $167.7 million for 2001 from $174.3 million for 2000. The $26.1 million decrease in revenue was partially offset by productivity improvements and cost management measures. Operating income decreased $21.9 million, or 11.2%, to $174.3 million for 2000 from $196.2 million for 1999. The $46.1 million revenue decrease was partially offset by process improvements and efficiencies and the loss of lower margin financial institution clients.

DIRECT CHECKS SEGMENT

Our Direct Checks segment sells checks and related products directly to consumers through direct mail and the Internet. We use a variety of direct marketing techniques to acquire new customers in the direct-to-the-consumer market, including freestanding inserts in newspapers and co-op advertising. We also use e-commerce strategies to direct traffic to our web sites. Our Direct Checks segment sells under the Checks Unlimited and Designer Checks brand names. The following table shows the results of this segment for the last three years:

(Dollars in thousands)	**2001**	2000	1999
Revenue	**$305,637**	$278,348	$217,378
Operating income	**75,365**	64,980	51,998
% of revenue	**24.7%**	23.3%	23.9%

Direct Checks revenue increased $27.3 million, or 9.8%, to $305.6 million for 2001 from $278.3 million for 2000. The increase was due to higher revenue per unit resulting from a price increase and increased sales of Disney and other licensed designs. Additionally, unit volume increased from 2000 due to new customer acquisitions, increased units per order and the acquisition of Designer Checks in February 2000. Direct Checks revenue increased $60.9 million, or 28.0%, to $278.3 million for 2000 from $217.4 million for 1999. The increase was due to the acquisition of Designer Checks in February 2000 and a price increase. Designer Checks contributed revenue of $55.9 million in 2000. Partially offsetting these increases were fewer new customer acquisitions due to reduced marketing spending.

Direct Checks operating income increased $10.4 million, or 16.0%, to $75.4 million for 2001 from $65.0 million for 2000. The $27.3 million increase in revenue, as well as cost management efforts, were partially offset by increased marketing costs relating to new customer acquisition. Operating income increased $13.0 million, or 25.0%, to $65.0 million for 2000 from $52.0 million for 1999. The $60.9 million revenue increase was partially offset by the operating expenses of Designer Checks, which was acquired in February 2000, and increased spending on e-commerce initiatives.

BUSINESS SERVICES SEGMENT

Our Business Services segment sells checks, forms and related products to small offices/home offices on behalf of financial institutions and directly to customers via direct mail and the Internet. Through our business referral program, our financial institution clients refer new small business customers by calling us directly at the time of the new account opening. We also use a variety of direct marketing techniques to acquire customers and as part of our e-commerce retailing strategies, we have offered customers access to our small business web site. The following table shows the results of this segment for the last three years:

(Dollars in thousands)	2001	2000	1999
Revenue	**$204,239**	$189,736	$181,684
Operating income	**58,852**	50,363	57,909
% of revenue	**28.8%**	26.5%	31.9%

Business Services revenue increased $14.5 million, or 7.6%, to $204.2 million for 2001 from $189.7 million for 2000. The increase was due to price increases and increased volume as this business continued to benefit from financial institution referrals and effective promotional spending. Business Services revenue increased $8.0 million, or 4.4%, to $189.7 million for 2000 from $181.7 million for 1999. The increase was primarily due to the success of our financial institution referrals program.

Business Services operating income increased $8.5 million, or 16.9%, to $58.9 million for 2001 from $50.4 million for 2000. The $14.5 million increase in revenue, as well as cost management efforts, were partially offset by increased commissions relating to our financial institution referral program. Operating income decreased $7.5 million, or 13.0%, to $50.4 million for 2000 from $57.9 million for 1999. The $8.0 million revenue increase was offset by commissions relating to our financial institution referral program, as well as increased spending on e-commerce initiatives.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

As of December 31, 2001, we had cash and cash equivalents of $9.6 million. The following table shows our cash flow activity for the last three years and should be read in conjunction with our consolidated statements of cash flows:

Year Ended December 31, (Dollars in thousands)	2001	2000	1999
Continuing operations:			
Net cash provided by operating activities	**$270,623**	$253,572	$ 221,237
Net cash (used) provided by investing activities	**(13,497)**	(96,141)	72,637
Net cash used by financing activities	**(328,287)**	(168,774)	(337,287)
Net cash used by continuing operations	**(71,161)**	(11,343)	(43,413)
Net cash used by discontinued operations	**–**	(32,360)	(97,981)
Net decrease in cash and cash equivalents	**$ (71,161)**	$ (43,703)	$(141,394)

During 2001, net cash provided by operating activities of $270.6 million was primarily generated by earnings before interest, taxes, depreciation and amortization of intangibles (EBITDA[1]) of $374.7 million, increases in accounts payable and miscellaneous operating expense accruals and a reduction in trade accounts receivable. These operating cash inflows were utilized primarily to fund income tax payments of $107.0 million and contract acquisition payments made to our financial institution clients. Net cash provided by operating activities during 2001, the net issuance of $150.0 million of commercial paper, cash on hand at December 31, 2000, and cash receipts of $68.7 million from stock issued under employee stock purchase and incentive plans enabled us to spend $345.4 million on share repurchases, to make payments on long-term debt of $101.6 million, to pay dividends of $101.8 million and to purchase capital assets of $28.8 million.

During 2000, net cash provided by operating activities of $253.6 million was primarily generated by EBITDA of $348.7 million and a $16.8 million reduction in trade accounts receivable. We were able to increase the level of trade accounts receivable settled via Automated Clearing House (ACH) processing, resulting in quicker collection of receivables. Partially offsetting these cash inflows were income tax payments of $93.6 million and reductions in accounts payable and miscellaneous operating expense accruals. Net cash provided by operating activities during 2000, cash on hand at December 31, 1999, and $47.0 million of cash generated through sales of capital assets and the collection of a loan receivable enabled us to pay dividends of $107.2 million, to acquire Designer Checks for $96.0 million, to payoff short-term debt of $60.0 million, to purchase capital assets of $48.5 million and to fund $32.4 million to our discontinued operations.

We believe that important measures of our financial strength are the ratios of earnings before interest and taxes (EBIT) to interest expense and free cash flow to debt. Free cash flow represents net cash provided by operating activities of continuing operations less purchases of capital assets and cash dividends paid to shareholders. EBIT to interest expense was 53.9 times for 2001, 24.5 times for 2000 and 37.7 times for 1999. Our committed and uncommitted lines of credit contain covenants requiring a minimum EBIT to interest expense ratio of 2.5 times. The increase in 2001, as compared to 2000, was primarily due to lower interest expense in 2001 resulting from lower interest rates and debt levels throughout the year. The decrease in

[1] EBITDA, which is not a measure of financial performance or liquidity under generally accepted accounting principles, is provided because it is used by certain investors when analyzing our financial position and performance. Because of the variety of methods used by companies and analysts to calculate EBITDA, and the fact that EBITDA calculations may not accurately measure a company's ability to meet debt service requirements, caution should be used in relying on any EBITDA presentation. We see value in disclosing EBITDA for the financial community and believe that an increasing EBITDA depicts increased ability to attract financing and increased valuation of our business.

2000, as compared to 1999, was a result of higher interest expense in 2000 due to higher debt levels and lower EBIT in 2000 due to increased spending on e-commerce initiatives, asset impairment losses and a gain from the sale of our collections business in 1999. Free cash flow to debt was 86.8% for 2001, 88.3% for 2000 and 17.7% for 1999. The decrease in 2001, as compared to 2000, was due to the higher level of debt as of December 31, 2001 as compared to December 31, 2000, as a result of cash required for our 2001 share repurchase program. Partially offsetting the higher debt level was a $42.2 million increase in free cash flow resulting from the lower level of capital asset purchases during 2001, as well as the improvements in operating results discussed above under Results of Operations. The increase in 2000, as compared to 1999, was due primarily to a $67.0 million increase in free cash flow in 2000 due to the lower level of capital asset purchases, severance payments and dividends in that year.

We currently have a $300.0 million commercial paper program in place. Our commercial paper program carries a credit rating of A1/P1. We believe that the risk of a downgrade of our short-term credit rating is low. If for any reason we were unable to access the commercial paper markets, we would rely on our committed line of credit for liquidity. The average amount of commercial paper outstanding during 2001 was $90.9 million at a weighted-average interest rate of 3.37%. As of December 31, 2001, $150.0 million was outstanding at a weighted-average interest rate of 1.85%. The average amount of commercial paper outstanding during 2000 was $6.2 million at a weighted-average interest rate of 6.56%. There was no outstanding commercial paper at December 31, 2000. The average period our commercial paper issuances were outstanding was four days during 2001 and five days during 2000.

We currently have available $350.0 million under a committed line of credit which expires in August 2002 and $50.0 million under an uncommitted line of credit. The committed line of credit supports our commercial paper program and is available for borrowing. We expect to be able to renew this line during 2002 at generally the same terms. The commitment fee on this line is seven basis points. The agreements which govern both the committed and uncommitted lines of credit contain customary covenants regarding EBIT to interest expense coverage and levels of subsidiary indebtedness. The risk of violating our financial covenants is low. During 2001, no amounts were drawn on our committed line of credit. The average amount drawn on this line during 2000 was $18.8 million at a weighted-average interest rate of 6.26%. As of December 31, 2001 and 2000, no amounts were outstanding under the committed line of credit. The average amount drawn on the uncommitted line of credit during 2001 was $1.3 million at a weighted-average interest rate of 4.26%. The average amount drawn on these lines during 2000 was $33,000 at a weighted-average interest rate of 6.38%. As of December 31, 2001 and 2000 there was no outstanding balance under our uncommitted line of credit.

We have a shelf registration in place for the issuance of up to $300.0 million in medium-term notes. These notes could be used for general corporate purposes, including working capital, capital asset purchases, possible acquisitions and repayment or repurchase of outstanding indebtedness and other securities of Deluxe. As of December 31, 2001 and 2000, no such notes were issued or outstanding.

As of December 31, 2001, our minimum contractual cash commitments were as follows:

(Dollars in thousands)	Total	2002	2003	2004	2005	2006	Thereafter
Capital lease obligations	$ 16,271	$ 2,473	$ 2,567	$ 1,897	$1,897	$1,924	$5,513
Operating lease obligations	18,980	6,144	5,158	6,260	390	178	850
Other contractual cash commitments	110,804	69,691	25,766	12,309	3,038	–	–
Total	$146,055	$78,308	$33,491	$20,466	$5,325	$2,102	$6,363

We currently have commitments under both operating and capital leases. Our capital lease obligations bear interest at rates of 5.5% to 10.4% and are due through 2009. We have also entered into operating leases on certain facilities and equipment. We are not engaged in any transactions, arrangements or other relationships with unconsolidated entities or other third parties that are reasonably likely to have a material effect on our liquidity, or on our access to, or requirements for capital resources. In addition, we have not established any special purpose entities.

Other contractual cash commitments represent the minimum cash committed under contracts with third party service providers. These contracts are primarily for information technology services, including software development and support services, and personal computer, asset management, telecommunications, network server and help desk services. Included in these amounts are contracts which were executed in conjunction with the spin-off of eFunds. The contracts with eFunds, which account for approximately 35% of our total other contractual cash commitments, were valued at going market rates and were reviewed by an independent committee of outside directors formed to ensure the arms' length negotiation of the contracts.

Also in conjunction with the spin-off of eFunds, we agreed to indemnify eFunds for future losses arising from any litigation based on the conduct of eFunds' electronic benefits transfer and medical eligibility verification businesses prior to eFunds' initial public offering in June 2000, and from certain future losses on identified loss contracts. The maximum contractual amount of litigation and contract losses for which we will indemnify eFunds is $14.6 million. Through December 31, 2001, no amounts have been paid or claimed under this agreement. This obligation is not reflected in the consolidated balance sheets, as it is not probable at this time that any payment will occur.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We review the accounting policies we use in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to long-lived assets, contract acquisition costs, deferred advertising costs, post-retirement benefits, restructuring charges, litigation, environmental and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. These estimates and judgments are reviewed by management on an ongoing basis, and by the audit committee of our board of directors at the end of each quarter prior to the public release of our financial results. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

LONG-LIVED ASSETS

As of December 31, 2001, we had property, plant and equipment, including assets held for sale, of $151.1 million, intangible assets of $114.9 million and goodwill of $82.2 million. In addition to the original cost of these assets, their recorded value is impacted by a number of policy elections, including estimated useful lives, depreciation or amortization methodologies, salvage values and impairment losses. Buildings have been assigned 40-year lives and machinery and equipment have been assigned lives ranging from three to 11 years. These assets are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on the straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter. Intangible assets consist primarily of internal-use software and are generally amortized on the straight-line basis over periods ranging from one to 10 years. Goodwill, which represents the excess of purchase price over fair value of net assets acquired, was being amortized on the straight-line basis over periods ranging from 15 to 30 years. On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under this new statement, we will no longer amortize goodwill, but instead will test goodwill for impairment on at least an annual basis.

We periodically evaluate the recoverability of property, plant, equipment and identifiable intangibles not held for sale by measuring the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. When the asset being evaluated was acquired in a purchase business combination in which goodwill was recorded, a pro rata portion of the goodwill value is included in the carrying amount of the asset. This pro rata portion of goodwill is based on the relative fair values at the date of acquisition of the long-lived assets and identifiable intangibles acquired. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. The pro rata portion of any goodwill allocated to the asset would be eliminated before recording any reduction of the original carrying amount of the asset.

We periodically evaluate the recoverability of property, plant, equipment and identifiable intangibles held for sale by comparing the asset's carrying amount with its fair value less costs to sell. If a large segment or separable group of assets which were acquired in a purchase business combination are held for sale, all of the unamortized goodwill associated with those assets is included in the carrying amount of the assets for purposes of this evaluation. Should the fair value less costs to sell be less than the carrying value of the long-lived asset(s), an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset(s) exceeds the fair value of the asset(s) less costs to sell. The unamortized goodwill associated with those assets would be eliminated before recording any reduction in the original carrying value of the asset(s).

We evaluate the carrying value of goodwill at an enterprise level when events or changes in circumstances at the businesses to which the goodwill relates indicate that the carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a current period operating or cash flow loss combined with a history of operating or cash flow losses, (2) a forecast that demonstrates continuing losses, (3) a significant adverse change in legal factors or in business climate, or (4) an adverse action or assessment by a regulator. In evaluating the recoverability of enterprise goodwill, we measure the carrying amount of the goodwill against the estimated undiscounted future net cash flows of the businesses to which the goodwill relates. In determining the future net cash flows, we look to historical results and current forecasts. The estimated net cash flows include the effects of income tax payments and interest charges. Should the sum of the expected future net cash flows be less than the carrying value of the goodwill, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the net book value of the related businesses exceeds the fair value of these businesses.

CONTRACT ACQUISITION COSTS

We capitalize certain contract acquisition costs related to signing or renewing contracts with our financial institution clients. These prepaid discounts, which primarily consist of cash payments made to the financial institutions, are amortized as a reduction of revenue on the straight-line basis over the related contract term. Currently, these amounts are being amortized over periods ranging from one to six years. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, we evaluate the carrying value of the contract acquisition costs to determine if an impairment has occurred.

DEFERRED ADVERTISING COSTS

Deferred advertising costs include materials, printing, separations and postage. These costs are amortized over periods (averaging 18 months) that correspond to the estimated revenue streams of the individual advertisements. The actual revenue streams are analyzed annually to monitor the propriety of the amortization periods. Significant changes in the actual revenue streams would require the amortization periods to be modified, thus impacting the results of operations during the period in which the change occurred.

POST-RETIREMENT BENEFITS

Our post-retirement benefit costs and liabilities are calculated utilizing various actuarial assumptions and methodologies. These calculations are based on many assumptions including, but not limited to, the discount rate, the expected return on plan assets and the expected health care cost trend rate. The discount rate assumption is based upon the rates of return on high-quality, fixed-income instruments currently available whose cash flows match the timing and amount of expected benefit payments. The expected return on plan assets and the health care cost trend rate are based upon an evaluation of our historical trends and experience taking into account current and expected market conditions. If the assumptions utilized in determining our post-retirement benefit costs and liabilities differ from actual events, our results of operations for future periods could be impacted.

RESTRUCTURING CHARGES

Over the past several years, we have recorded significant restructuring charges as a result of check printing plant closings, technological advances and cost management efforts. The primary component of these charges has been employee termination benefits. We record charges for employee termination benefits in the period management approves the plan, provided all of the following conditions are met: (1) management has the appropriate level of authority to involuntarily terminate employees, commits the company to the plan of termination and establishes the benefits that current employees will receive upon termination, (2) the termination benefit arrangement is communicated to employees in sufficient detail to allow them to determine the benefits they would receive if terminated, (3) the plan of termination specifically identifies the number of employees to be terminated, their job classifications or functions and their locations and (4) the period of time to complete the plan of termination indicates that significant changes to the plan are not likely.

Management is required to make estimates and assumptions in calculating restructuring charges, as many times employees choose to voluntarily leave the company prior to their termination date, and thus, they receive no termination benefits. To the extent management's assumptions and estimates differ from actual employee behavior, subsequent adjustments to restructuring charges may be required.

LITIGATION

We are parties in legal actions and claims arising in the ordinary course of business and have recorded expenses when the expected outcome of these matters is either known or considered probable and can be reasonably estimated. Based upon information presently available, we believe that our accruals for these routine actions and claims are adequate. Although recorded accruals include our best estimates, we cannot predict the resolution of these matters with certainty. We believe, however, that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on our annual results of operations, financial position or liquidity.

ENVIRONMENTAL

We are currently involved in environmental compliance, investigation and remediation activities at some of our current and former sites. Remediation costs are accrued on an undiscounted basis when the obligations are either known or considered probable and can be reasonably estimated. Accrued costs consist of direct costs of the remediation activities, primarily fees paid to outside engineering and consulting firms. Based upon information presently available, we believe that our accruals for future environmental costs are adequate. Although recorded accruals include our best estimates, our total costs cannot be predicted with certainty due to various factors such as the extent of corrective action that may be required, evolving environmental laws and regulations and advances in environmental technology. We believe, however, that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on our annual results of operations, financial position or liquidity.

INCOME TAXES

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as capital assets, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

As of December 31, 2001, we had net capital loss carryforwards of $27.0 million which expire in 2003. We have concluded that it is more likely than not that there will be sufficient future capital gains to fully utilize this loss carryforward. Thus, no tax valuation allowance has been recorded. Should we fail to generate a sufficient amount of capital gains to fully utilize this loss carryforward, additional tax expense could be recognized in our consolidated financial statements.

RECENT DEVELOPMENTS

In January 2001, we announced that our board of directors approved a stock repurchase program, authorizing the repurchase of up to 14 million shares of Deluxe common stock. At that time, we announced that we expected to complete these repurchases over a 12- to 18-month period. As part of the 14 million share repurchase program, in May 2001, we adopted a plan under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. This plan has been extended into 2002 and permits us to purchase shares at times when we ordinarily would not be in the market because of self-imposed trading blackout periods, such as the days or weeks immediately preceding our quarterly earnings releases.

Under the share repurchase program, we spent $345.4 million to repurchase 11.3 million shares through December 31, 2001. Our shareholders' equity declined from $262.8 million at December 31, 2000 to $78.6 million at December 31, 2001, primarily as a result of these share repurchases. The required accounting treatment for the repurchases is to reduce shareholders' equity. We funded these repurchases by utilizing cash generated from operations and by issuing commercial paper. As of December 31, 2001, $150.0 million of commercial paper was outstanding. The market value of Deluxe was approximately $2.7 billion as of December 31, 2001, calculated at the December 31, 2001 closing market price of $41.58 per share with 64.1 million shares outstanding.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No.141, *Business Combinations*, which addresses accounting and financial reporting for business combinations. We adopted this statement in its entirety on January 1, 2002. The adoption of this statement had no impact on our results of operations or financial position and resulted in no adjustment to previously recorded intangibles or goodwill.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which addresses accounting and financial reporting for goodwill and intangible assets. Under this new statement, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment testing on at least an annual basis. We adopted this statement in its entirety on January 1, 2002. Other than goodwill, we have no intangible assets with indefinite lives. As of December 31, 2001, the net book value of goodwill was $82.2 million. Goodwill amortization expense reflected in continuing operations was $6.2 million in 2001, $5.2 million in 2000 and $0.7 million in 1999. The results of operations for future periods will not include this amortization expense. Adoption of this statement resulted in no goodwill impairment losses and had no impact on our financial position.

The following pro forma information reflects our results of operations as they would have appeared had we not recorded goodwill amortization and its related tax effects:

(Dollars in thousands, except per share amounts)	2001	2000	1999
Reported income from continuing operations	**$185,900**	$169,472	$204,321
Add back: Goodwill amortization	**3,979**	3,311	726
Adjusted income from continuing operations	**$189,879**	$172,783	$205,047
Diluted earnings per share:			
Reported income from continuing operations	**$2.69**	$2.34	$2.65
Add back: Goodwill amortization	**.06**	.05	.01
Adjusted income from continuing operations	**$2.75**	$2.39	$2.66

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses accounting and financial reporting for the impairment or disposal of long-lived assets. We adopted this statement on January 1, 2002. Adoption of this statement did not have an impact on our results of operations or financial position.

In December 2001, our board of directors approved certain changes to our employee stock purchase plan which became effective as of February 1, 2002. The changes were made with a view toward qualifying the plan as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. To secure qualified status for the plan, we will be presenting the plan to the shareholders for approval at the May shareholders meeting. Purchases under the plan are now made semi-annually, rather than quarterly. Beginning with purchases made on July 31, 2002, employees will purchase Deluxe common stock at 85% of the lower of its fair market value at the beginning or end of each six-month purchase period. In accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, under the new plan we will no longer recognize compensation expense for the difference between the employees' purchase price and the fair value of the stock. Compensation expense recognized in continuing operations for our previous employee stock purchase plan was $1.2 million in 2001, $1.8 million in 2000 and $4.1 million in 1999.

Effective January 1, 2002, we eliminated retiree medical benefits for all new employees. This change had no impact on current retirees or those employed with the company as of December 31, 2001. Over time, this change will result in lower expense for our post-retirement health care plan.

OUTLOOK

As of December 31, 2001, the slowdown in the United States economy had limited impact on our results of operations. We do not expect to see a significant impact in 2002, assuming no further deterioration in the economy. While we cannot predict what impact a prolonged war on terrorism will have on the United States economy, our plan is to manage expenses, continue to invest in our business and purchase capital assets when they will reduce operating costs, increase productivity or profitably increase revenue.

While the check printing industry is mature, our existing leadership position in the marketplace contributes to our financial strength. The Federal Reserve

Bank Payment Study released in 2001 indicates that checks remain consumers' most preferred method of non-cash payment. While we do expect checks written to continue to decline, taking this preference into consideration, we expect to see both revenue and profit growth opportunities in the years ahead as we focus on adding value to our customers and clients and investing in new check and non-check product initiatives.

We expect revenue for 2002 to be up slightly as compared to 2001. We did obtain additional financial institution business in the last half of 2001, which we should see the benefit of in the first half of 2002. Our Financial Services segment will also be focusing on closing consumers' "preference gap." Many consumers purchase our basic check product without decorative backgrounds, monograms or personalized slogans. When these consumers are made aware of all the other options available to them, they frequently choose another check style which increases our revenue and profit per unit. Additionally, we anticipate continued growth for our direct-to-consumer businesses as we continue to expand our Internet presence and focus on new product innovations and customer retention. These increases are expected to be offset by overall decline in the check printing industry and the competitive pricing pressure we continue to face in the Financial Services segment.

We expect 2002 income from continuing operations to also be up slightly from 2001. We anticipate that increases in revenue and savings from cost management measures will be partially offset by increased delivery costs, investments in new product initiatives and higher interest expense due to cash required for our share repurchase plan. Additionally, we expect expense for our post-retirement health care plan to increase approximately $5.0 million in 2002, compared to 2001. This is due primarily to increasing medical costs and the downturn in the United States stock market in the last half of 2001. Our post-retirement plan is funded, to a large degree, by a trust invested in debt and equity securities. The expected return on these assets reduces our annual post-retirement benefit expense. Because the fair market value of these assets decreased significantly during 2001, the expected return on these assets for 2002 is expected to be much lower than in previous years. We anticipate our 2002 effective tax rate to be 38.0%.

Because of the current attractiveness of short-term interest rates, we anticipate utilizing our commercial paper program, along with cash generated from operations, to fund planned share repurchases, dividend payments, capital asset purchases, additional contract acquisition payments related to signing or renewing contracts with financial institutions and new product initiatives in 2002.

We currently anticipate completing our 2001 share repurchase program during 2002. If the remaining 2.7 million shares available for purchase under our share repurchase program are purchased within the 12- to 18-month timeframe originally anticipated, our reported shareholders' equity could move to a negative position as a result of the required accounting treatment for share repurchases. Should this occur, given the strength of our financial position as reflected in our ratios of EBIT to interest expense and free cash flow to debt, we would not expect our borrowing capacity to be negatively impacted.

We expect to spend approximately $40.0 million on capital assets during 2002. Approximately half is expected to be devoted to maintenance of our businesses with the remainder targeted for strategic initiatives to drive revenue growth or reduce costs. At this time, we anticipate no changes to our current dividend payout level.

We continue to implement initiatives throughout the company that are directly related to our business strategy. Our strategy is to:

> Leverage our core competencies of personalization, direct marketing and e-commerce to expand the opportunities in our existing businesses.
> Invest in our existing businesses by adding services and expanding product offerings.
> Consider acquisitions expected to leverage our core competencies and be accretive to earnings and cash flow per share.
> Invest in technology and processes that will lower our cost structure and enhance our revenue opportunities.

In line with this strategy, we have expanded our product offerings by introducing new licensed check designs such as Disney. Additionally, both Direct Checks and Business Services have had success in leveraging our e-commerce capabilities. Internet orders for Direct Checks increased 73% during 2001 as compared to 2000, while Business Services' Internet orders increased 94% during the same period.

We continue to invest in our businesses, particularly as it relates to our use of the Internet. Currently we are developing a browser based application solution to allow financial institution clients to inquire and purchase our check products from their desktops. The software modifications, upgrades, fixes, etc. will be provided remotely, allowing our clients ease of use. Additionally, we are continuing to build an electronic order processing capability for multiple channels. We expect that we will be able to increase consumer satisfaction, both with us and our financial institution clients, and sell products which result in higher revenue and profit per unit by interacting directly with consumers in all of our businesses. We also anticipate investing in new, non-check product offerings that closely leverage our core competencies.

We will also continue to invest in areas of the business where we can reduce costs and increase productivity. For example, we have tested a concept called cellular manufacturing in our check printing facilities. Within the cellular manufacturing environment, a group of employees work together to produce products, rather than those same employees working on individual tasks in a linear fashion. Because employees assume more ownership of the end product, we see an improvement in quality, performance and output levels. By the end of 2002, we expect to convert almost all of our Financial Services check printing facilities to cellular manufacturing.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Act") provides companies with a "safe harbor" when making forward-looking statements as a way of encouraging them to furnish their shareholders with information regarding expected trends in their operating results, anticipated business developments and other prospective information. Statements made in this report concerning our intentions, expectations or predictions about future results or events are "forward-looking statements" within the meaning of the Act. These statements reflect our current expectations or beliefs, and are subject to risks and uncertainties that could cause actual results or events to vary from stated expectations, which variations could be material and adverse. Given that circumstances may change, and new risks to the business may emerge from time to time, having the potential to negatively impact our business in ways we could not anticipate at the time of making a forward-looking statement, you are cautioned not to place undue reliance on these statements, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Some of the factors that could cause actual results or events to vary from stated expectations include, but are not limited to, the following: developments in the demand for our products or services, such as the rate at which the use of checks may decline as consumers' preferred method of payment; the inherent unreliability of earnings, revenue and cash flow predictions due to numerous factors, many of which are beyond our control; the terms under which we do business with our major financial institution clients, customers and suppliers; unanticipated delays, costs and expenses inherent in the development and marketing of new products and services; the impact of governmental laws and regulations, particularly in the area of consumer privacy; and competitive forces. Additional information concerning these and other factors that could cause actual results or events to differ materially from our current expectations are contained in Exhibit 99.1 to our Form 10-K for the year ended December 31, 2001, which has been filed with the Securities and Exchange Commission.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in interest rates primarily as a result of the borrowing and investing activities used to maintain liquidity and fund business operations. During 2001, we did not engage in speculative transactions nor did we hold or issue financial instruments for trading purposes. We continue to utilize commercial paper to fund working capital requirements and share repurchases. We also have various lines of credit available, as well as a shelf registration for the issuance of up to $300.0 million in medium-term notes. The nature and amount of debt outstanding can be expected to vary as a result of future business requirements, market conditions and other factors. As of December 31, 2001, we had $150.0 million of commercial paper outstanding at a weighted-average interest rate of 1.85%. The carrying value of this debt approximates its fair value due to its short-term duration. Based on the outstanding variable rate debt in our portfolio over the past three years, a one percentage point increase in interest rates would have resulted in additional interest expense of $0.9 million in 2001, $0.3 million in 2000, and $0.3 million in 1999. Other than capital lease obligations, we had no long-term debt outstanding as of December 31, 2001.

As of December 31, 2001, our investment portfolio consisted of only one government agency debt security with a cost and fair value of $5.1 million. Due to its short-term duration, it was classified as cash and cash equivalents on the December 31, 2001 consolidated balance sheet. This security, like all fixed income instruments, is subject to interest rate risk and would decline in value if market interest rates increase. However, we held this fixed income investment until maturity and therefore did not recognize an adverse impact on income or cash flows.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and related information are the responsibility of management. They have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based on our best estimates and judgments under existing circumstances. The financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.

We maintain internal accounting control systems that are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use. These systems produce records adequate for preparation of financial information. We believe our systems are effective, and the costs of the systems do not exceed the benefits obtained.

The audit committee of the board of directors has reviewed the financial data included in this report. The audit committee is composed entirely of outside directors and meets periodically with our internal auditors, management and the independent public accountants on financial reporting matters. The independent public accountants have free access to meet with the audit committee, without the presence of management, to discuss their audit results and opinions on the quality of financial reporting.

The role of the independent public accountants is to render an independent, professional opinion on management's consolidated financial statements to the extent required by auditing standards generally accepted in the United States of America.

Deluxe recognizes its responsibility for conducting its affairs according to the highest standards of personal and corporate conduct.

Lawrence J. Mosner
Chairman of the Board of Directors
and Chief Executive Officer

Douglas J. Treff
Senior Vice President
and Chief Financial Officer

January 25, 2002

FIVE-YEAR SUMMARY

Year Ended December 31, (Dollars in thousands, except per share amounts)	2001	2000	1999	1998	1997
STATEMENT OF INCOME DATA:					
Revenue	**$1,278,375**	$1,262,712	$1,363,798	$1,673,715	$1,699,086
As a percentage of revenue:					
Gross profit	**64.5%**	64.1%	59.1%	56.3%	55.3%
Selling, general and administrative expense	**40.2%**	41.0%	37.1%	40.7%	41.3%
Operating income	**23.6%**	22.1%	24.0%	15.1%	8.9%
Earnings before interest, taxes, depreciation and amortization of intangibles	**374,732**	348,682	384,990	319,353	204,849
Earnings before interest and taxes	**300,750**	280,112	323,949	257,199	146,454
Income from continuing operations	**185,900**	169,472	204,321	153,566	69,034
Per share – basic	**2.72**	2.34	2.66	1.90	0.84
Per share – diluted	**2.69**	2.34	2.65	1.90	0.84
Cash dividends per share	**1.48**	1.48	1.48	1.48	1.48
BALANCE SHEET DATA:					
Return on average assets	**31.1%**	20.5%	20.2%	13.2%	4.0%
Total assets	**537,721**	656,274	921,822	1,090,309	1,080,516
Long-term debt	**10,084**	10,201	111,945	102,291	105,415
Total debt	**161,465**	110,873	174,407	108,133	110,744
STATEMENT OF CASH FLOWS DATA:					
Net cash provided by operating activities of continuing operations	**270,623**	253,572	221,237	265,130	261,481
Purchases of capital assets	**28,775**	48,483	76,795	90,807	91,515
Free cash flow[(1)]	**140,075**	97,894	30,907	54,641	48,645
Debt to earnings before interest, taxes, depreciation and amortization of intangibles	**0.4**	0.3	0.5	0.3	0.5
Earnings before interest and taxes to interest expense	**53.9**	24.5	37.7	30.1	20.1
Free cash flow to debt	**86.8%**	88.3%	17.7%	50.5%	43.9%
OTHER DATA:					
Units (millions)[(2)(3)]	**96.24**	97.09	105.21	111.85	—[(4)]
As of year-end:					
Number of employees – continuing operations	**6,840**	7,800	8,900	13,260	16,910
Number of production facilities[(2)]	**13**	13	13	16	21
Number of teleservice facilities[(2)]	**7**	7	6	10	20

(1) Net cash provided by operating activities of continuing operations less purchases of capital assets and cash dividends paid to shareholders.

(2) Information excludes divested businesses.

(3) An equivalent quantity of checks calculated across all check-related product lines. Non-production and accessory products are excluded from the calculation of units.

(4) Information is not available.

CONSOLIDATED BALANCE SHEETS

December 31, (Dollars in thousands)	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	**$ 9,571**	$ 80,732
Marketable securities	**–**	18,458
Trade accounts receivable-net	**37,703**	46,005
Inventories	**11,192**	11,309
Supplies	**11,071**	11,830
Deferred income taxes	**4,574**	7,403
Prepaid expenses	**3,108**	5,023
Other current assets	**6,753**	6,997
Total current assets	**83,972**	187,757
LONG-TERM INVESTMENTS	**37,661**	35,555
PROPERTY, PLANT, AND EQUIPMENT – NET	**149,552**	170,516
PROPERTY, PLANT AND EQUIPMENT HELD FOR SALE – NET	**1,517**	3,440
INTANGIBLES – NET	**114,856**	134,373
GOODWILL – NET	**82,237**	88,425
OTHER NON-CURRENT ASSETS	**67,926**	36,208
Total assets	**$537,721**	$656,274
CURRENT LIABILITIES:		
Accounts payable	**$ 52,834**	$ 44,692
Accrued liabilities:		
Wages, including vacation pay	**26,513**	24,840
Employee profit sharing and pension	**29,734**	21,194
Accrued income taxes	**39,426**	37,234
Accrued rebates	**24,923**	24,968
Other	**42,313**	40,286
Short-term debt	**150,000**	–
Long-term debt due within one year	**1,381**	100,672
Total current liabilities	**367,124**	293,886
LONG-TERM DEBT	**10,084**	10,201
DEFERRED INCOME TAXES	**44,890**	51,070
OTHER LONG-TERM LIABILITIES	**37,018**	38,309
COMMITMENTS AND CONTINGENCIES (NOTE 12)		
SHAREHOLDERS' EQUITY:		
Common shares $1 par value (authorized: 500,000,000 shares; issued: 2001 – 64,101,957; 2000 – 72,555,474)	**64,102**	72,555
Additional paid-in capital	**–**	44,243
Retained earnings	**14,563**	146,243
Unearned compensation	**(60)**	(60)
Accumulated other comprehensive income	**–**	(173)
Total shareholders' equity	**78,605**	262,808

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, (Dollars in thousands)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 185,900**	$ 161,936	$ 203,022
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Loss from discontinued operations	**–**	7,536	1,299
Depreciation	**30,605**	33,375	41,786
Amortization of intangibles and goodwill	**43,377**	35,195	19,255
Asset impairment and disposition losses (gains)	**2,062**	7,309	(9,147)
Gain on sale of business	**–**	–	(19,770)
Deferred income taxes	**(3,441)**	(679)	54,948
Other non-cash items, net	**13,857**	6,501	10,251
Changes in assets and liabilities, net of effects from acquisition, sale of business and discontinued operations:			
Trade accounts receivable	**8,301**	16,767	20,277
Inventories	**117**	2,207	381
Accounts payable	**6,425**	(11,906)	2,178
Accrued wages, employee profit sharing and pension	**9,317**	(5,866)	(17,602)
Restructuring accruals	**111**	(11,834)	(32,596)
Other assets and liabilities	**(26,008)**	13,031	(53,045)
Net cash provided by operating activities of continuing operations	**270,623**	253,572	221,237
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of marketable securities	**48,608**	47,627	32,775
Purchases of marketable securities	**(30,000)**	(40,000)	(17,915)
Proceeds from sales of capital assets	**1,469**	14,469	65,663
Purchases of capital assets	**(28,775)**	(48,483)	(76,795)
Payment for acquisition, net of cash acquired	**–**	(95,991)	–
Net proceeds from sales of businesses, net of cash sold	**–**	–	99,475
Loan to others	**–**	32,500	(32,500)
Other	**(4,799)**	(6,263)	1,934
Net cash (used) provided by investing activities of continuing operations	**(13,497)**	(96,141)	72,637
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net borrowings (payments) on short-term debt	**150,000**	(60,000)	60,000
Payments on long-term debt	**(101,556)**	(794)	(5,793)
Change in book overdrafts	**1,718**	(8,849)	6,325
Payments to retire shares	**(345,399)**	–	(313,492)
Proceeds from issuing shares under employee plans	**68,723**	8,064	29,208
Cash dividends paid to shareholders	**(101,773)**	(107,195)	(113,535)
Net cash used by financing activities of continuing operations	**(328,287)**	(168,774)	(337,287)
NET CASH USED BY DISCONTINUED OPERATIONS	**–**	(32,360)	(97,981)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(71,161)**	(43,703)	(141,394)
CASH AND CASH EQUIVALENTS: BEGINNING OF YEAR	**80,732**	124,435	265,829
END OF YEAR	**$ 9,571**	$ 80,732	$ 124,435
SUPPLEMENTAL INFORMATION – CONTINUING OPERATIONS:			
Interest paid	**$ 9,036**	$ 12,169	$ 8,329
Income taxes paid	**$ 106,951**	$ 93,593	$ 62,793

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
The consolidated financial statements include the accounts of Deluxe Corporation and all majority owned subsidiaries. All significant intercompany accounts, transactions and profits have been eliminated.

CASH AND CASH EQUIVALENTS
We consider all cash on hand, money market funds and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value. As a result of our cash management system, checks issued but not presented to the banks for payment may create negative book cash balances. Such negative balances are included in accounts payable and totaled $12.7 million as of December 31, 2001 and $11.0 million as of December 31, 2000.

MARKETABLE SECURITIES
Marketable securities consist of debt and equity securities. They are classified as available for sale and are carried at fair value, based on quoted market prices. Unrealized gains and losses, net of tax, are reported in accumulated other comprehensive income in the shareholders' equity section of the consolidated balance sheets. Realized gains and losses and permanent declines in value are included in other income and expense in the consolidated statements of income. The cost of securities sold is determined using the specific identification method.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all inventories.

SUPPLIES
Supplies are stated at the lower of cost or market and consist of items not used directly in the production of goods, such as maintenance and janitorial supplies utilized in the production area. Cost is determined using the first-in, first-out (FIFO) method.

LONG-TERM INVESTMENTS
As of December 31, 2001 and 2000, long-term investments consist of cash surrender values of insurance contracts and other long-term investments. These investments are carried at cost or amortized cost which approximates their fair values.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings with 40-year lives and machinery and equipment with lives of three to 11 years are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on the straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT HELD FOR SALE
Due to the closing of check printing facilities within the Financial Services segment over the past several years, we have sold and are currently holding for sale the facilities which were vacated. These assets are stated at historical cost. As a result of sales of these facilities, we recognized net gains of $30,000 in 2001, $1.1 million in 2000 and $2.9 million in 1999. These amounts are included in asset impairment and disposition losses (gains) in the consolidated statements of income.

INTANGIBLES
Intangible assets, which consist principally of internal-use software and a customer name list, are stated at historical cost. Amortization expense is generally determined on the straight-line basis over periods of one to 10 years.

GOODWILL
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, was being amortized on the straight-line basis over periods of 15 to 30 years. On January 1, 2002, we adopted Statement of Financial Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* Under this new statement, we will no longer amortize goodwill, but instead will test goodwill for impairment on at least an annual basis.

CAPITALIZATION OF INTERNAL-USE SOFTWARE
We capitalize costs of software developed or obtained for internal use once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the

function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (3) interest costs incurred, when material, while developing internal-use software. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. The carrying value of internal-use software is reviewed in accordance with our policy on impairment of long-lived assets and intangibles.

WEB SITE DEVELOPMENT COSTS

We capitalize costs associated with the development of web sites in accordance with our policy on capitalization of internal-use software. Costs incurred in populating the site with information about the company or products available to customers are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLES

We periodically evaluate the recoverability of property, plant, equipment and identifiable intangibles not held for sale by measuring the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. When the asset being evaluated was acquired in a purchase business combination in which goodwill was recorded, a pro rata portion of the goodwill value is included in the carrying amount of the asset. This pro rata portion of goodwill is based on the relative fair values at the date of acquisition of the long-lived assets and identifiable intangibles acquired. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. The pro rata portion of any goodwill allocated to the asset would be eliminated before recording any reduction of the original carrying amount of the asset.

We periodically evaluate the recoverability of property, plant, equipment and identifiable intangibles held for sale by comparing the asset's carrying amount with its fair value less costs to sell. If a large segment or separable group of assets which were acquired in a purchase business combination are held for sale, all of the unamortized goodwill associated with those assets is included in the carrying amount of the assets for purposes of this evaluation. Should the fair value less costs to sell be less than the carrying value of the long-lived asset(s), an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset(s) exceeds the fair value of the asset(s) less the costs to sell. The unamortized goodwill associated with those assets would be eliminated before recording any reduction in the original carrying value of the asset(s).

We evaluate the carrying value of goodwill at an enterprise level when events or changes in circumstance at the businesses to which the goodwill relates indicate that the carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a current period operating or cash flow loss combined with a history of operating or cash flow losses, (2) a forecast that demonstrates continuing losses, (3) a significant adverse change in legal factors or in business climate, or (4) an adverse action or assessment by a regulator. In evaluating the recoverability of enterprise goodwill, we measure the carrying amount of the goodwill against the estimated undiscounted future net cash flows of the businesses to which the goodwill relates. In determining the future net cash flows, we look to historical results and current forecasts. The estimated net cash flows include the effects of income tax payments and interest charges. Should the sum of the expected future net cash flows be less than the carrying value of the goodwill, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the net book value of the related businesses exceeds the fair value of these businesses.

DEFERRED ADVERTISING COSTS

Deferred advertising costs include materials, printing, separations and postage required to produce newspaper and magazine inserts, direct mail advertisements and catalogs for products sold directly to consumers. These costs are amortized over periods (averaging 18 months) that correspond to the estimated revenue streams of the individual advertisements. The actual revenue streams are analyzed annually to monitor the propriety of the amortization periods. Significant changes in the actual revenue streams would require the amortization periods to be modified, thus impacting the results of operations during the period in which the change occurred. Sales materials are charged to expense when no longer owned or expected to be used. Deferred advertising is included in other non-current assets on the consolidated balance sheets. Costs of nondirect response advertising are expensed as incurred. The total amount of advertising expense for continuing operations was $71.6 million in 2001, $67.6 million in 2000 and $49.8 million in 1999.

CONTRACT ACQUISITION COSTS

We capitalize certain contract acquisition costs related to signing or renewing contracts with our financial institution clients. These prepaid discounts, which primarily consist of cash payments made to the financial institutions, are amortized as a reduction of revenue on the straight-line basis over the related contract term. Currently, these amounts are being amortized over periods ranging from one to six years. The unamortized balances are included in other non-current assets in the consolidated balance sheets. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, we evaluate the carrying value of the contract acquisition costs to determine if an impairment has occurred.

RESTRUCTURING CHARGES

Over the past several years, we have recorded significant restructuring charges as a result of check printing plant closings, technological advances and cost management efforts. The primary component of these charges has been employee termination benefits. We record charges for employee termination benefits in the period management approves the plan, provided all of the following conditions are met: (1) management has the appropriate level of authority to involuntarily terminate employees, commits the company to the plan of termination and establishes the benefits that current employees will receive upon termination, (2) the termination benefit arrangement is communicated to employees in sufficient detail to allow them to determine the benefits they would receive if terminated, (3) the plan of termination specifically identifies the number of employees to be terminated, their job classifications or functions and their locations and (4) the period of time to complete the plan of termination indicates that significant changes to the plan are not likely.

DEFERRED INCOME TAXES

Deferred income taxes result from temporary differences between the financial reporting basis of assets and liabilities and their respective tax reporting bases. Current deferred tax assets and liabilities are netted in the consolidated balance sheets, as are long-term deferred tax assets and liabilities. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

REVENUE RECOGNITION

We record revenue for the majority of our operations as products are shipped or as services are performed. When products are shipped, title to the goods passes to the customer and the customer assumes the risks and rewards of ownership. Revenue includes amounts billed to customers for shipping and handling and pass-through costs, such as marketing materials for which our financial institution clients reimburse us. Costs incurred for shipping and handling are reflected in cost of goods sold.

SALES INCENTIVES

We enter into contractual agreements with financial institution clients for rebates on certain products we sell. We record these amounts as reductions of revenue and record a liability reflected as accrued rebates on the consolidated balance sheets. Since the rebate amounts are determined when the contract is entered into, reductions of revenue are recorded when the related revenue is recorded.

At times we also sell products at discounted prices, issue coupons and provide free products to customers when they purchase a specified product. The discount and coupon amounts are recorded as reductions of revenue when the related revenue is recorded. The cost of free products is recorded as cost of goods sold when the revenue for the related purchase is recorded.

EMPLOYEE STOCK-BASED COMPENSATION

As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*, we continue to account for our employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Accordingly, no compensation cost has been recognized for fixed stock options issued under our stock incentive plan. We disclose pro forma net income and net income per share as if the fair value method of SFAS No. 123 had been used (see Note 10).

COMPREHENSIVE INCOME

Comprehensive income includes charges and credits to shareholders' equity that are not the result of transactions with shareholders. Our total comprehensive income consists of net income, foreign currency translation adjustments and unrealized gains and losses on securities. The foreign currency translation adjustments and unrealized gains and losses on securities are reflected as accumulated other comprehensive income in the consolidated balance sheets and in the shareholders' equity statement presented in Note 14.

RECLASSIFICATIONS

Certain amounts reported in 2000 and 1999 have been reclassified to conform with the 2001 presentation. These changes had no impact on previously reported net income or shareholders' equity.

USE OF ESTIMATES

We have prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and attached notes. These estimates and assumptions are developed based upon all information available using management's best efforts. However, actual results can differ from assumed and estimated amounts.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations*, which addresses accounting and financial reporting for business combinations. We adopted this statement in its entirety on January 1, 2002. The adoption of this statement had no impact on our results of operations or financial position and resulted in no adjustment to previously recorded intangibles or goodwill.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which addresses accounting and financial reporting for goodwill and intangible assets. Under this new statement, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment testing on at least an annual basis. We adopted this statement in its entirety on January 1, 2002. Other than goodwill, we have no intangible assets with indefinite lives. As of December 31, 2001, the net book value of goodwill was $82.2 million. Goodwill amortization expense reflected in continuing operations was $6.2 million in 2001, $5.2 million in 2000 and $0.7 million in 1999. The results of operations for future periods will not include this amortization expense. Adoption of this statement resulted in no goodwill impairment losses and had no impact on our financial position.

The following unaudited, pro forma supplemental information is presented due to our adoption of SFAS No. 142 on January 1, 2002. It reflects our results of operations as they would have appeared had we not recorded goodwill amortization and its related tax effects. Reported net income in 2000 and 1999 includes the results of the eFunds segment which are reflected as discontinued operations in our consolidated financial statements (see Note 16).

(Dollars in thousands, except per share amounts)	**2001**	2000	1999
Reported income from continuing operations	**$185,900**	$169,472	$204,321
Add back: Goodwill amortization	**3,979**	3,311	726
Adjusted income from continuing operations	**$189,879**	$172,783	$205,047
Reported net income	**$185,900**	$161,936	$203,022
Add back: Goodwill amortization	**3,979**	8,037	3,664
Adjusted net income	**$189,879**	$169,973	$206,686
Basic earnings per share:			
Reported income from continuing operations	**$2.72**	$2.34	$2.66
Add back: Goodwill amortization	**.05**	.05	.01
Adjusted income from continuing operations	**$2.77**	$2.39	$2.67
Reported net income	**$2.72**	$2.24	$2.65
Add back: Goodwill amortization	**.05**	.11	.04
Adjusted net income	**$2.77**	$2.35	$2.69
Diluted earnings per share:			
Reported income from continuing operations	**$2.69**	$2.34	$2.65
Add back: Goodwill amortization	**.06**	.05	.01
Adjusted income from continuing operations	**$2.75**	$2.39	$2.66
Reported net income	**$2.69**	$2.24	$2.64
Add back: Goodwill amortization	**.06**	.11	.04
Adjusted net income	**$2.75**	$2.35	$2.68

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses accounting and financial reporting for the impairment or disposal of long-lived assets. We adopted this statement on January 1, 2002. Adoption of this statement did not have an impact on our results of operations or financial position.

NOTE 2
SUPPLEMENTARY BALANCE SHEET INFORMATION

TRADE ACCOUNTS RECEIVABLE

Bad debt expense for continuing operations was $3.6 million in 2001, $3.8 million in 2000 and $3.1 million in 1999. Net trade accounts receivable was comprised of the following at December 31:

(Dollars in thousands)	**2001**	2000
Trade accounts receivable	**$39,131**	$47,420
Allowance for doubtful accounts	**(1,428)**	(1,415)
Trade accounts receivable – net	**$37,703**	$46,005

INVENTORIES

As of December 31, 2001, $9.7 million of our inventory balance was accounted for under the LIFO method. As of December 31, 2000, $9.2 million was accounted for under the LIFO method. LIFO inventories were approximately $3.5 million less than replacement cost at December 31, 2001 and $2.7 million less than replacement cost at December 31, 2000. Inventories were comprised of the following at December 31:

(Dollars in thousands)	2001	2000
Raw materials	$ 3,073	$ 3,628
Semi-finished goods	7,215	6,504
Finished goods	904	1,177
Inventories	$11,192	$11,309

During 2000, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of this liquidation was to decrease cost of goods sold by $2.4 million and to increase income from continuing operations by $1.5 million, or $0.02 per share diluted. There were no significant liquidations of LIFO inventories in 2001 or 1999.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment was comprised of the following at December 31:

(Dollars in thousands)	2001	2000
Land and land improvements	$ 32,021	$ 31,859
Buildings and building improvements	109,130	104,713
Machinery and equipment	301,814	321,356
Total	442,965	457,928
Accumulated depreciation	(293,413)	(287,412)
Property, plant and equipment – net	$ 149,552	$ 170,516

PROPERTY, PLANT AND EQUIPMENT HELD FOR SALE

Property, plant and equipment held for sale was comprised of the following at December 31 :

(Dollars in thousands)	2001	2000
Land and land improvements	$ 550	$ 880
Buildings and building improvements	5,876	9,135
Machinery and equipment	1,227	1,825
Total	7,653	11,840
Accumulated depreciation	(6,136)	(8,400)
Property, plant and equipment held for sale – net	$ 1,517	$ 3,440

INTANGIBLES AND GOODWILL

Intangibles and goodwill were comprised of the following at December 31:

(Dollars in thousands)	2001			2000		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net Carrying amount
Intangibles:						
Internal-use software	$211,193	$(100,557)	$110,636	$195,515	$(66,226)	$129,289
Customer name list	5,050	(1,323)	3,727	5,050	(601)	4,449
Other	762	(269)	493	762	(127)	635
Intangibles	$217,005	$(102,149)	$114,856	$201,327	$(66,954)	$134,373
Goodwill	$ 96,826	$ (14,589)	$ 82,237	$ 96,826	$ (8,401)	$ 88,425

Total amortization of intangibles and goodwill for continuing operations was $43.4 million for 2001, $35.2 million for 2000 and $19.3 million for 1999.

The following intangible assets were acquired during the years indicated:

(Dollars in thousands)	2001		2000		1999	
	Amount	Weighted-average amortization period	Amount	Weighted-average amortization period	Amount	Weighted-average amortization period
Intangibles:						
Internal-use software	$18,042	3 years	$32,953	5 years	$38,304	6 years
Customer name list	–	–	5,050	7 years	–	–
Other	–	–	701	5 years	–	–
Intangibles	$18,042	3 years	$38,704	5 years	$38,304	6 years
Goodwill	$ –	–	$88,826	15 years	$ –	–

The entire amount of goodwill is included in the Direct Checks segment. Changes in the carrying amount of goodwill for the years ended December 31 are as follows:

(Dollars in thousands)	
Balance, December 31, 1999	$ 4,800
Goodwill acquired	88,826
Amortization of goodwill	(5,201)
Balance, December 31, 2000	88,425
Amortization of goodwill	**(6,188)**
Balance, December 31, 2001	**$82,237**

OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31 were comprised of the following:

(Dollars in thousands)	**2001**	2000
Contract acquisition costs	**$28,350**	$ 4,111
Deferred advertising costs	**21,928**	17,089
Prepaid post-retirement asset	**12,116**	10,786
Other	**5,532**	4,222
Other non-current assets	**$67,926**	$36,208

NOTE 3
EARNINGS PER SHARE

The following table reflects the calculation of basic and diluted earnings per share from continuing operations:

Year Ended December 31, (Dollars and shares in thousands, except per share amounts)	**2001**	2000	1999
Income from continuing operations per share – basic:			
Income from continuing operations	**$185,900**	$169,472	$204,321
Weighted average shares outstanding	**68,441**	72,324	76,710
Income from continuing operations per share – basic	**$ 2.72**	$ 2.34	$ 2.66
Income from continuing operations per share – diluted:			
Income from continuing operations	**$185,900**	$169,472	$204,321
Weighted average shares outstanding	**68,441**	72,324	76,710
Dilutive impact of options	**630**	87	273
Shares contingently issuable	**44**	9	26
Weighted average shares and potential dilutive shares outstanding	**69,115**	72,420	77,009
Income from continuing operations per share – diluted	**$ 2.69**	$ 2.34	$ 2.65

During 2001, 2000 and 1999, options to purchase a weighted-average number of shares of 1.4 million, 5.4 million and 2.0 million, respectively, were outstanding but were not included in the computation of diluted earnings per share. The exercise prices of the excluded options were greater than the average market price of Deluxe common shares during the respective periods.

NOTE 4
RESTRUCTURING CHARGES

During 2001, we recorded restructuring charges of $4.2 million for employee severance relating to customer service employees within the Business Services segment, mail center employees within the Financial Services segment and reductions encompassing various functional areas within both the Financial Services and Direct Checks segments. These reductions were a result of our on-going commitment to efficiency and cost management and are expected to affect 287 employees. The reductions are expected to be substantially completed during the first quarter of 2002. These restructuring charges are reflected in the 2001 consolidated statement of income as cost of goods sold of $1.2 million and selling, general and administrative (SG&A) expense of $3.0 million.

During 2000, we recorded restructuring charges of $2.0 million within continuing operations. During the second quarter of 2000, we announced a plan to outsource certain data entry functions to our discontinued operations. This outsourcing effort affected 155 employees. In the fourth quarter of 2000, we announced that we would be scaling back our PlaidMoon.com project (see Note 5). This decision resulted in the termination of 40 employees. Additionally, we reversed $4.3 million of restructuring charges primarily relating to our previous initiative to reduce SG&A expense. This was due to higher attrition than anticipated and the reversal of "early termination" payments to a group of employees. Under our severance program, employees are provided 60 days notice prior to being terminated. In certain situations, we ask the employees to leave immediately because they may have access to crucial infrastructure or information. In these cases, severance includes this additional amount. In certain situations, we subsequently decided to keep employees working for the 60-day period and thus, a reduction in the restructuring accruals was required since this pay was no longer severance, but an operating expense. These restructuring charges and reversals are reflected in the 2000 consolidated statement of income as a reduction in SG&A expense of $2.4 million and a decrease in asset impairment and disposition losses (gains) of $0.1 million.

During 1999, restructuring charges of $9.8 million were reversed within continuing operations. The majority of this amount related to our initiatives to reduce SG&A expense and to discontinue production of direct mail products. The excess accrual amount occurred when we determined that we could use a greater portion of the direct mail production assets in our on-going operations than was originally anticipated, as well as changes in the SG&A expense reduction initiative due to our 1999 reorganization into four independently operated business units. The remainder of the accrual reversal related to planned reductions within the Financial Services segment. Closing check printing plants experienced higher attrition rates than anticipated, resulting in lower severance payments than originally estimated. Also during 1999, we recorded restructuring charges of $0.8 million for employee severance and $0.8 million for estimated losses on asset dispositions related to the planned closing of one collections office and planned employee reductions in another collections office within the collections business which we sold in 1999 (see Note 6). These accrual reversals and the new restructuring charges are reflected in the 1999 consolidated statement of income as a reduction in cost of goods sold of $2.0 million, a reduction in SG&A expense of $3.9 million and a reduction in asset impairment and disposition losses (gains) of $2.3 million.

Restructuring accruals for employee severance costs of $3.2 million as of December 31, 2001 and $3.1 million as of December 31, 2000 are reflected in other accrued liabilities in the consolidated balance sheets. The status of these accruals as of December 31, 2001 was as follows:

	Check Printing Plant Closings/Other[1]		SG&A Reductions & Direct Mail Production[2]		Other[3]		Total	
(Dollars in millions)	Amount	No. of employees affected	Amount	No. of employees affected	Amount	No. of employees affected	Amount	No. of employees affected
Balance, December 31, 1998	$ 23.0	2,190	$18.0	785	$ –	–	$ 41.0	2,975
Restructuring charges	–	–	–	–	0.8	70	0.8	70
Restructuring reversals	(2.9)	(375)	(5.1)	(230)	–	–	(8.0)	(605)
Sale of business	–	–	–	–	(0.1)	–	(0.1)	–
Severance paid	(13.6)	(1,375)	(5.5)	(275)	(0.7)	(70)	(19.8)	(1,720)
Balance, December 31, 1999	6.5	440	7.4	280	–	–	13.9	720
Restructuring charges	–	–	0.1	5	1.8	195	1.9	200
Restructuring reversals	(0.6)	(70)	(3.5)	(125)	(0.2)	(60)	(4.3)	(255)
Severance paid	(5.1)	(300)	(2.5)	(120)	(0.8)	(100)	(8.4)	(520)
Balance, December 31, 2000	0.8	70	1.5	40	0.8	35	3.1	145
Restructuring charges	**–**	**–**	**–**	**–**	**4.2**	**287**	**4.2**	**287**
Restructuring reversals	**–**	**(15)**	**(0.3)**	**(13)**	**(0.1)**	**–**	**(0.4)**	**(28)**
Severance paid	**(0.8)**	**(55)**	**(1.2)**	**(27)**	**(1.7)**	**(159)**	**(3.7)**	**(241)**
Balance, December 31, 2001	**$ –**	**–**	**$ –**	**–**	**$ 3.2**	**163**	**$ 3.2**	**163**

[1] Includes charges recorded in 1996 and 1998 for plans to close check printing plants and charges recorded in 1996 and 1997 for reductions in corporate support functions, implementation of a new order processing and customer service system and implementation of process improvements in the post-press phase of check production. As of December 31, 2000, all charges recorded in 1996 and 1997 had been fully utilized.

[2] Includes charges recorded in 1998 for the Company's initiatives to reduce SG&A expense and to discontinue production of direct mail products.

[3] Includes charges recorded in 1999 for a collection center closing and reductions, charges recorded in 2000 for the outsourcing of certain data entry functions and the scaling-back of PlaidMoon and charges recorded in 2001 for various reductions. As of December 31, 2001, the remaining accruals related only to the charges recorded in 2001.

We also had restructuring accruals for estimated losses on asset dispositions which were fully utilized by December 31, 2000. Their status through that date was as follows:

(Dollars in millions)	Check Printing Plant Closings[1]	Discontinuance of Direct Mail Production	Collection Center Closing/ Reductions	Total
Balance, December 31, 1998	$ 4.9	$ 1.9	$ –	$ 6.8
Restructuring charges	–	–	0.8	0.8
Restructuring reversals	–	(1.8)	–	(1.8)
Sale of business	–	–	(0.2)	(0.2)
Losses realized	(3.8)	(0.1)	(0.6)	(4.5)
Balance, December 31, 1999	1.1	–	–	1.1
Restructuring charges	0.1	–	–	0.1
Losses realized	(1.2)	–	–	(1.2)
Balance, December 31, 2000	$ –	$ –	$ –	$ –

[1]Includes charges recorded in 1996 for the plan to close 21 check printing plants.

NOTE 5
ASSET IMPAIRMENT LOSSES

During 2000, we recorded asset impairment losses of $9.7 million related to a discontinued e-commerce initiative. Earlier in 2000, we had announced an e-commerce growth strategy. One outcome of this strategy was PlaidMoon.com, an Internet-based business concept that allowed consumers to design and purchase personalized items. In October 2000, we announced that we were scaling back and repositioning the PlaidMoon.com business concept. Instead of being a stand-alone business as had been planned, PlaidMoon.com would be folded into the rest of the businesses. As a result of this decision, we completed an evaluation to determine to what extent the long-lived assets of the business could be utilized by our other businesses. This evaluation resulted in asset impairment losses of $9.7 million. The impaired assets consisted of internal-use software developed for use by the PlaidMoon.com web site. The estimated fair value of the software was determined by calculating the present value of net cash flows expected to be generated by alternative uses of these assets.

NOTE 6
BUSINESS COMBINATION AND DIVESTITURE

2000 ACQUISITION

On February 1, 2000, we acquired all of the outstanding shares of Designer Checks, Inc. for $97.0 million in cash. Designer Checks produces specialty design checks and related products for direct sale to consumers. This acquisition enabled our existing direct mail check business to secure future customer and revenue growth. The consolidated financial statements include the results of this business subsequent to its acquisition date. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

(Dollars in thousands)	February 1, 2000
Current assets	$ 2,580
Property, plant and equipment	2,379
Intangibles	5,050
Goodwill	88,826
Other non-current assets	2,056
Total assets acquired	100,891
Current liabilities	(3,855)
Net assets acquired	$ 97,036

The intangible assets acquired consisted of a customer name list which is being amortized on the straight-line basis over seven years. The entire amount of goodwill is included in the Direct Checks segment and is deductible for tax purposes.

The following summarized, unaudited, pro forma results of operations for 2000 and 1999 assume the acquisition of Designer Checks occurred as of the beginning of the period:

(Dollars in thousands, except per share amounts)	**2000**	1999
Revenue	**$1,267,996**	$1,414,597
Income from continuing operations	**168,680**	206,251
Net income	**161,144**	204,952
Per share data:		
Income from continuing operations: basic	**2.33**	2.69
diluted	**2.33**	2.68
Net income: basic	**2.23**	2.67
diluted	**2.23**	2.66

1999 DIVESTITURES

During 1999, we sold substantially all of the assets of NRC Holding Corporation and all of the outstanding stock of United Creditors Alliance International Limited, our collections businesses. The cash proceeds, net of cash sold, from the sales of these businesses was $74.4 million. The 1999 consolidated statement of income reflects a net gain of $19.8 million on these sales. The consolidated financial statements include the results of these businesses through their sale dates. These businesses contributed revenue of $124.1 million in 1999.

NOTE 7
SALE-LEASEBACK TRANSACTION

During 1999, we entered into a $42.5 million sale-leaseback transaction with an unaffiliated third party. We sold five facilities in Shoreview, Minnesota and entered into leases for three of these facilities for periods ranging from five to 10 years. Two of the leases are operating leases and one is a capital lease. The result of this sale was a $17.1 million gain, of which $10.6 million was deferred and is being amortized over the lease terms in the case of the operating leases and over the life of the capital asset in the case of the capital lease. The recognized portion of the deferred gain was $1.7 million in 2001, $1.8 million in 2000 and $0.4 million in 1999. These amounts are included in asset impairment and disposition losses (gains) in the consolidated statements of income. We provided short-term financing for $32.5 million of the proceeds from this sale. This amount, which was repaid in full, is reflected as loan to others in the 2000 and 1999 consolidated statements of cash flows.

NOTE 8
MARKETABLE SECURITIES

On December 31, 2000, investments classified as available for sale consisted of debt securities issued by the U.S. Treasury and other government agencies with a cost of $18.7 million, unrealized holding losses of $0.2 million and a fair value of $18.5 million.

Proceeds from sales of marketable securities available for sale were $48.6 million in 2001, $47.6 million in 2000 and $32.8 million in 1999. We realized gross gains of $0.4 million in 2001, $0.7 million in 2000 and $0.8 million in 1999 on the sales of marketable securities. No losses on sales of marketable securities were realized during these periods.

NOTE 9
PROVISION FOR INCOME TAXES

The components of the provision for income taxes for continuing operations were as follows:

(Dollars in thousands)	**2001**	2000	1999
Current tax provision:			
Federal	**$ 99,762**	$ 90,533	$ 61,268
State	**14,032**	8,320	10,710
Total	**113,794**	98,853	71,978
Deferred tax provision:			
Federal	**(1,825)**	2,870	42,797
State	**(335)**	2,234	3,486
Total	**$111,634**	$103,957	$118,261

The effective tax rate on pre-tax income from continuing operations differs from the U.S. federal statutory tax rate of 35% as follows:

(Dollars in thousands)	**2001**	2000	1999
Income tax at federal statutory rate	**$104,137**	$ 95,700	$112,904
State income taxes net of federal income tax benefit	**8,903**	6,860	9,227
Other	**(1,406)**	1,397	(3,870)
Provision for income taxes	**$111,634**	$103,957	$118,261

Tax effected temporary differences which give rise to deferred tax assets and liabilities at December 31 are as follows:

(Dollars in thousands)	**2001**		2000	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Capital assets	**$ –**	**$50,572**	$ –	$57,104
Capital loss carryforwards	**9,929**	**–**	9,188	–
Deferred advertising costs	**–**	**8,201**	–	6,408
Employee benefit plans	**5,628**	**–**	11,319	–
Inventory	**3,230**	**–**	2,058	–
Miscellaneous reserves and accruals	**11,055**	**–**	11,204	–
Prepaid services	**–**	**9,952**	–	13,929
All other	**5,538**	**6,971**	5,440	5,435
Total deferred taxes	**$35,380**	**$75,696**	$39,209	$82,876

At December 31, 2001, the Company had capital loss carryforwards of $27.0 million which expire in 2003.

NOTE 10
EMPLOYEE BENEFIT AND STOCK-BASED COMPENSATION PLANS

STOCK PURCHASE PLAN

For the years reported, we maintained a non-qualified employee stock purchase plan that allowed eligible employees to purchase Deluxe common stock at 75% of its fair market value on the first business day following each three-month purchase period. Compensation expense recognized in continuing operations for the difference between the employees' purchase price and the fair value of the stock was $1.2 million in 2001, $1.8 million in 2000 and $4.1 million in 1999. Under the plan, we issued 178,847 shares at prices ranging from $16.16 to $26.71 in 2001, 434,337 shares at prices ranging from $16.83 to $20.58 in 2000 and 568,107 shares at prices ranging from $20.95 to $27.57 in 1999.

STOCK INCENTIVE PLAN

Under our stock incentive plan, stock-based awards may be issued to employees via a broad range of methods, including non-qualified or incentive stock options, restricted stock and restricted stock units, stock appreciation rights and other awards based on the value of Deluxe common stock. Options become exercisable in varying amounts beginning generally one year after the date of grant. Terms vary, but generally options may be exercised up to ten years following the date of grant. The plan was amended in 1996 to reserve an aggregate of 7.0 million shares of common stock for issuance under the plan. Awards for 5.4 million of these shares were granted prior to the termination of the plan on December 31, 2000. Our 2000 stock incentive plan, which was effective on January 1, 2001, reserved 3.0 million shares of common stock for issuance under the plan. Through December 31, 2001, 1.1 million of these shares had been awarded.

In 1998, we adopted the DeluxeSHARES program. Under this program, options were awarded to substantially all of our employees (excluding foreign employees and employees of businesses held for sale), allowing them, subject to certain conditions, to purchase 100 shares of common stock at a converted exercise price of $25.20 per share. The options became exercisable on January 30, 2001 and expire on January 30, 2003. Options for the purchase of 1.8 million shares of common stock were authorized under this program.

All options allow for the purchase of shares of common stock at prices equal to their market value at the date of grant. Information regarding the options issued under the current and all previous plans is as follows:

	Number of shares	Weighted-average exercise price
Outstanding at December 31, 1998	4,622,262	$33.10
Granted	1,231,053	35.72
Exercised	(481,340)	30.62
Canceled	(835,418)	35.41
Outstanding at December 31, 1999	4,536,557	33.65
Granted	1,215,823	25.36
Canceled	(384,932)	33.84
Outstanding at December 31, 2000	5,367,448	24.33
Granted	**1,071,599**	**20.35**
Exercised	**(2,678,560)**	**24.31**
Canceled	**(211,633)**	**25.90**
Outstanding at December 31, 2001	**3,548,854**	**$23.05**

Options for the purchase of 1,949,079 shares were exercisable at December 31, 2001 at a weighted-average exercise price of $25.01, 3,271,030 were exercisable at December 31, 2000 at a weighted-average exercise price of $25.05 and 1,905,060 were exercisable at December 31, 1999 at a weighted-average exercise price of $33.04.

In connection with the spin-off of eFunds (see Note 16), options outstanding as of the spin-off record date were converted to options of Deluxe and options of eFunds. This conversion was calculated under a formula based on the market value of Deluxe's and eFunds' common stock at the spin-off record date and was designed to maintain an equivalent intrinsic value for the option holder utilizing the criteria described in FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation.* This conversion process resulted in an adjustment to the pricing of our options. The number of options and the remaining lives of the options were not adjusted. The weighted-average exercise prices shown in the table above reflect the option prices on the dates the indicated events occurred. Thus, the weighted-average exercise price of options outstanding at December 31, 2000 reflects this pricing adjustment. We did not record a compensation charge as a result of this conversion process.

For options outstanding and exercisable at December 31, 2001, the adjusted exercise price ranges and average remaining lives were as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted-average remaining life	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$16.42 to $21.99	1,732,073	8.60 years	$19.95	283,264	$20.01
$22.00 to $27.99	1,764,936	4.92 years	25.81	1,623,869	25.68
$28.00 to $35.03	51,845	3.12 years	32.64	41,946	32.74
	3,548,854	6.69 years	$23.05	1,949,079	$25.01

In addition to grants of restricted stock and restricted stock units made under our stock incentive plan, officers may elect to receive a portion of their compensation in the form of restricted stock. Related compensation expense for these restricted shares is recorded in the year prior to their issuance, as that is the period over which the employee provides the related services. We issued 17,342 restricted shares and restricted stock units at a weighted-average fair value of $25.87 in 2001, 72,111 restricted shares and restricted stock units at a weighted-average fair value of $25.55 in 2000 and 106,815 restricted shares and restricted stock units at a weighted-average fair value of $34.78 in 1999. These awards generally vest over periods ranging from one to five years. Compensation expense recognized in continuing operations for these issuances was $2.8 million in 2001, $0.6 million in 2000 and $2.2 million in 1999.

Pro forma net income and net income per share has been determined as if we had accounted for our employee stock-based compensation under the fair value method. The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in valuing options issued:

	2001	2000	1999
Risk-free interest rate (%)	**5.1**	6.6	6.7
Dividend yield (%)	**6.9**	7.1	4.6
Expected volatility (%)	**25.8**	24.4	24.0
Weighted-average option life (years)	**6.8**	9.0	9.0

The weighted-average fair value of options granted was $2.82 per share in 2001, $3.57 per share in 2000 and $8.24 per share in 1999. For purposes of pro forma disclosures, the estimated fair value of the options was recognized as expense over the options' vesting periods.

Pro forma net income and net income per share were as follows:

(Dollars in thousands, except per share amounts)	**2001**	2000	1999
Net income:			
As reported	**$185,900**	$161,936	$203,022
Pro forma	**182,798**	157,552	197,555
Net income per share – basic:			
As reported	**$2.72**	$2.24	$2.65
Pro forma	**2.67**	2.18	2.58
Net income per share – diluted:			
As reported	**$2.69**	$2.24	$2.64
Pro forma	**2.64**	2.18	2.57

PROFIT SHARING, DEFINED CONTRIBUTION AND 401(K) PLANS

We maintain a profit sharing plan, a defined contribution pension plan and a plan established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. We also provide a cash bonus program. These plans cover substantially all full-time and some part-time employees with at least 15 months of service.

Contributions to the profit sharing and defined contribution plans are made solely by Deluxe and are remitted to the plans' respective trustees. Benefits provided by the plans are paid from accumulated funds of the trusts. In 2001, 2000 and 1999, contributions to the defined contribution pension plan equaled 4% of eligible compensation. Contributions to the profit sharing plans vary based on the company's performance.

Under the 401(k) plan, employees were able to contribute up to the lesser of $10,500 or 10% of their wages during 2001. This limit was raised to the lesser of $11,000 or 10% of wages for 2002. We match 100% of the first 1% of wages contributed and 50%

of the next 4% of wages contributed. All employee and employer contributions are remitted to the plans' respective trustees and benefits provided by the plans are paid from accumulated funds of the trusts.

Employees are provided a broad range of investment options to choose from in investing their profit sharing, defined contribution and 401(k) plan funds. Investing in Deluxe common stock is not one of these options, although funds selected by employees may at times hold Deluxe common stock.

Payments made under the cash bonus program vary based on the company's performance and are paid directly to employees.

Expense recognized in the consolidated statements of income for these plans was as follows:

(Dollars in thousands)	2001	2000	1999
Continuing operations:			
Profit sharing/cash bonus plans	**$20,618**	$11,687	$12,793
Defined contribution plan	**9,100**	9,531	12,355
401(k) plan	**4,578**	4,723	6,464

DEFERRED COMPENSATION PLAN

We have a non-qualified deferred compensation plan that allows eligible employees to defer a portion of their compensation. Participants can elect to defer up to a maximum of 100 percent of their base salary plus up to 50 percent of their bonus for the year. The compensation deferred under this plan is credited with earnings or losses measured by the mirrored rate of return on investments elected by plan participants. Each participant is fully vested in all deferred compensation and earnings. A participant may elect to receive deferred amounts in one payment or in monthly installments upon termination of employment or disability. Our total liability under this plan was $11.0 million as of December 31, 2001 and $12.3 million as of December 31, 2000. These amounts are reflected in accrued wages and other long-term liabilities in the consolidated balance sheets. We fund a portion of this liability through investments in life insurance policies. The cash surrender value of these policies is included in long-term investments in the consolidated balance sheets and was $9.6 million as of December 31, 2001 and $6.1 million as of December 31, 2000.

NOTE 11
POST-RETIREMENT BENEFITS

We provide certain health care benefits for a large number of retired employees. Employees included in the plan may become eligible for such benefits if they attain the appropriate years of service and age while working for Deluxe. During 2000, the plan was expanded to include certain employees of our Direct Checks segment who were not previously covered by the plan.

The following table summarizes the change in benefit obligation and plan assets during 2001 and 2000:

(Dollars in thousands)	
Benefit obligation, December 31, 1999	$ 80,855
Service cost	1,586
Interest cost	5,873
Plan amendments	3,459
Actuarial losses – net	2,329
Effect of curtailment	(1,837)
Benefits paid from plan assets and general funds of the company	(6,088)
Benefit obligation, December 31, 2000	86,177
Service cost	**1,639**
Interest cost	**6,246**
Actuarial losses – net	**9,263**
Benefits paid from plan assets and general funds of the company	**(8,503)**
Benefit obligation, December 31, 2001	**$ 94,822**
Fair value of plan assets, December 31, 1999	$ 72,264
Actual return on plan assets	11,386
Benefits paid	(4,200)
Fair value of plan assets, December 31, 2000	79,450
Actual loss on plan assets	**(14,928)**
Benefits paid	**(6,100)**
Fair value of plan assets, December 31, 2001	**$ 58,422**

The funded status of the plan was as follows at December 31:

(Dollars in thousands)	2001	2000
Accumulated post-retirement benefit obligation	**$ 94,822**	$ 86,177
Less:		
Fair value of plan assets (debt and equity securities)	**58,422**	79,450
Unrecognized prior service cost	**3,586**	3,949
Unrecognized net actuarial loss	**40,311**	8,526
Unrecognized transition obligation	**4,619**	5,038
Prepaid post-retirement asset recognized in the consolidated balance sheets	**$(12,116)**	$(10,786)

Net post-retirement benefit cost for the years ended December 31 consisted of the following components:

(Dollars in thousands)	2001	2000	1999
Service cost-benefits earned during the year	**$ 1,639**	$ 1,586	$ 1,694
Interest cost on the accumulated post-retirement benefit obligation	**6,246**	5,873	5,286
Expected return on plan assets	**(7,624)**	(7,236)	(6,126)
Amortization of transition obligation	**419**	458	586
Amortization of prior service cost	**363**	186	257
Recognized amortization of net actuarial losses	**29**	127	290
Net post-retirement benefit cost	**1,072**	994	1,987
Curtailment gain	**–**	(883)	(1,242)
Total post-retirement benefit cost	**$ 1,072**	$ 111	$ 745

As a result of employee reductions (see Note 4), we recognized a net post-retirement benefit curtailment gain of $0.3 million in 2000 and $1.2 million in 1999. Additionally, in connection with the eFunds spin-off (see Note 16), eFunds terminated its post-retirement medical plan. We will continue to provide benefits to eFunds employees and retirees who were qualified for retiree medical benefits as of the spin-off date. We retained an obligation of $0.1 million as of December 31, 2000 for these employees and retirees. A net post-retirement benefit curtailment gain of $0.6 million was recorded at the spin-off date and was included in discontinued operations in the 2000 consolidated statement of income.

In measuring the accumulated post-retirement benefit obligation as of December 31, 2001, our initial health care inflation rate for 2002 was assumed to be 9% and our ultimate health care inflation rate for 2007 and beyond was assumed to be 5%. A one percentage point increase in the health care inflation rate for each year would increase the accumulated post-retirement benefit obligation by approximately $14.1 million and the service and interest cost components of the net post-retirement benefit cost by approximately $1.1 million. A one percentage point decrease in the health care inflation rate for each year would decrease the accumulated post-retirement benefit obligation by approximately $12.3 million and the service and interest cost components of the net post-retirement benefit cost by approximately $1.2 million. The discount rate used in determining the accumulated post-retirement benefit obligation was 7.25% as of December 31, 2001 and 7.5% as of December 31, 2000. The expected long-term rate of return on plan assets used to determine the net periodic post-retirement benefit cost was 9.5% in 2001, 2000 and 1999.

NOTE 12
COMMITMENTS AND CONTINGENCIES

DEBT

Long-term debt as of December 31 was as follows:

(Dollars in thousands)	2001	2000
8.55% unsecured and unsubordinated notes due February 15, 2001	**$ –**	$100,000
Capital leases	**11,465**	10,873
Total long-term debt	**11,465**	110,873
Less amount due within one year	**1,381**	100,672
Long-term debt	**$10,084**	$ 10,201

In February 1991, we issued $100.0 million of 8.55% unsecured and unsubordinated notes due February 15, 2001. The notes were not redeemable prior to maturity. The fair value of these notes was estimated to be $100.2 million at December 31, 2000, based on quoted market prices. These notes were paid in full in February 2001, utilizing cash on hand.

Our capital lease obligations bear interest at rates of 5.5% to 10.4% and are due through the year 2009. We have also entered into operating leases on certain facilities and equipment. Future minimum lease payments under capital obligations and noncancelable operating leases as of December 31, 2001 are as follows:

(Dollars in thousands)	Capital Leases	Operating Leases
2002	$ 2,473	$ 6,144
2003	2,567	5,158
2004	1,897	6,260
2005	1,897	390
2006	1,924	178
2007 and thereafter	5,513	850
Total minimum lease payments	16,271	$18,980
Less portion representing interest	4,806	
Present value of minimum lease payments	11,465	
Less current portion	1,381	
Long-term portion of obligation	$10,084	

Rent expense charged to continuing operations was $10.6 million in 2001, $10.6 million in 2000 and $23.2 million in 1999.

Depreciation of the assets under capital leases is included in depreciation expense in the consolidated statements of cash flows. The balance of leased assets as of December 31 was as follows:

(Dollars in thousands)	2001	2000
Buildings and building improvements	**$11,574**	$11,574
Machinery and equipment	**1,943**	-
Total	**13,517**	11,574
Accumulated depreciation	**(4,091)**	(1,933)
Net assets under capital leases	**$ 9,426**	$ 9,641

As of December 31, 2001, we had both committed and uncommitted bank lines of credit. The credit agreements which govern these lines of credit contain customary covenants regarding interest coverage and levels of subsidiary indebtedness. These lines of credit could be withdrawn if we failed to comply with these covenants. The commitment fee on the committed line of credit is seven basis points.

Our committed line of credit for $350.0 million was available for borrowing and as support for our $300.0 million commercial paper program. This line expires in August 2002. No amounts were drawn on this line during 2001. The average amount drawn on this line during 2000 was $18.8 million at a weighted-average interest rate of 6.26%. As of December 31, 2001 and 2000, no amounts were outstanding under this line of credit. The average amount of commercial paper outstanding during 2001 was $90.9 million at a weighted-average interest rate of 3.37%. As of December 31, 2001, $150.0 million was outstanding at a weighted-average interest rate of 1.85%. The average amount of commercial paper outstanding during 2000 was $6.2 million at a weighted-average interest rate of 6.56%. There was no outstanding commercial paper at December 31, 2000.

Our uncommitted bank line of credit for $50.0 million was available at variable interest rates. The average amount drawn on this line during 2001 was $1.3 million at a weighted-average interest rate of 4.26%. The average amount drawn on this line during 2000 was $33,000 at a weighted-average interest rate of 6.38%. As of December 31, 2001 and 2000 there was no outstanding balance under this line of credit.

We have a shelf registration in place for the issuance of up to $300.0 million in medium-term notes. These notes could be used for general corporate purposes, including working capital, capital asset purchases, possible acquisitions and repayment or repurchase of outstanding indebtedness and other securities of Deluxe. As of December 31, 2001 and 2000, no such notes were issued or outstanding.

Absent certain defined events of default under our $350.0 million committed credit facility, there are no significant contractual restrictions on our ability to pay cash dividends.

OTHER CONTRACTUAL CASH COMMITMENTS

Other contractual cash commitments represent the minimum cash committed under contracts with third party service providers. These contracts are primarily for information technology services, including software development and support services, and personal computer, asset management, telecommunications, network server and help desk services. Included in these amounts are contracts which were executed in conjunction with the spin-off of eFunds (see Note 16). The contracts with eFunds, which account for approximately 35% of our total other contractual commitments, were valued at going market rates and were reviewed by an independent committee of outside directors formed to ensure the arms' length negotiation of the contracts. As of December 31, 2001, other minimum contractual cash commitments were as follows:

(Dollars in thousands)	
2002	$ 69,691
2003	25,766
2004	12,309
2005	3,038
Total	$110,804

eFUNDS INDEMNIFICATION

In connection with the spin-off of eFunds (see Note 16), we agreed to indemnify eFunds for future losses arising from any litigation based on the conduct of eFunds' electronic benefits transfer and medical eligibility verification businesses prior to eFunds' initial public offering in June 2000 (see Note 14), and from certain future losses on identified loss contracts. The maximum contractual amount of litigation and contract losses for which we will indemnify eFunds is $14.6 million. Through December 31, 2001, no amounts have been paid or claimed under this agreement. This obligation is not reflected in the consolidated balance sheets, as it is not probable at this time that any payment will occur.

ENVIRONMENTAL

We are currently involved in environmental compliance, investigation and remediation activities at some of our current and former sites. Remediation costs are accrued on an undiscounted basis when the obligations are either known or considered probable and can be reasonably estimated. Accrued costs consist of direct costs of the remediation activities, primarily fees paid to outside engineering and consulting firms. Based upon information presently available, we believe that our accruals for future environmental costs are adequate. Although recorded accruals include our best estimates, our total costs cannot be predicted with certainty due to various factors such as the extent of corrective action that may be required, evolving environmental laws and regulations and advances in environmental technology. We believe, however, that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on our annual results of operations, financial position or liquidity.

LITIGATION

We are parties in legal actions and claims arising in the ordinary course of business and have recorded expenses when the expected outcome of these matters is either known or considered probable and can be reasonably estimated. Based upon information presently available, we believe that our accruals for these routine actions and claims are adequate. Although recorded accruals include our best estimates, we cannot predict the resolution of these matters with certainty. We believe, however, that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on our annual results of operations, financial position or liquidity.

NOTE 13
COMMON STOCK PURCHASE RIGHTS

On February 5, 1988, we declared a distribution to shareholders of record on February 22, 1988, of one common stock purchase right for each outstanding share of common stock. These rights were governed by the terms and conditions of a rights agreement entered into as of February 12, 1988. That agreement was amended and restated as of January 31, 1997 and further amended as of January 21, 2000 (Restated Agreement).

Pursuant to the Restated Agreement, upon the occurrence of certain events, each right will entitle the holder to purchase one share of common stock at an exercise price of $150. In certain circumstances described in the Restated Agreement, if (i) any person becomes the beneficial owner of 15% or more of the company's common stock, (ii) the company is acquired in a merger or other business combination or (iii) upon the occurrence of other events, each right will entitle its holder to purchase a number of shares of common stock of the company, or the acquirer or the surviving entity if the company is not the surviving corporation in such a transaction. The number of shares purchasable will be equal to the exercise price of the right divided by 50% of the then-current market price of one share of common stock of the company, or other surviving entity (i.e., at a 50% discount), subject to adjustments provided in the Restated Agreement. The rights expire January 31, 2007, and may be redeemed by the company at a price of $.01 per right at any time prior to the occurrence of the circumstances described above.

NOTE 14
SHAREHOLDERS' EQUITY

Shareholders' equity declined from $606.6 million at December 31, 1998 to $78.6 million at December 31, 2001, primarily as a result of the required accounting treatment for our 1999 and 2001 share repurchase programs and the spin-off of eFunds in 2000 (see Note 16).

						Accumulated Other Comprehensive Income	
	Common shares						
(Dollars in thousands)	Number of shares	Par value	Additional paid-in capital	Retained earnings	Unearned compensation	Unrealized gain (loss) on marketable securities	Cumulative translation adjustment
Balance, December 31, 1998	80,481	$ 80,481	$ 6,822	$ 519,742	$(238)	$ 70	$(312)
Net income	–	–	–	203,022	–	–	–
Cash dividends	–	–	–	(113,535)	–	–	–
Common stock issued	1,112	1,112	34,733	–	–	–	–
Tax benefit of stock option plans	–	–	1,113	–	–	–	
Common stock repurchased	(9,543)	(9,543)	(41,337)	(262,612)	–	–	–
Other common stock retired	(30)	(30)	(1,331)	–	–	–	–
Unearned compensation	–	–	–	–	191	–	–
Unrealized fair value adjustments	–	–	–	–	–	(485)	–
Translation adjustment	–	–	–	–	–	–	(555)
Balance, December 31, 1999	72,020	72,020	–	346,617	(47)	(415)	(867)
Net income	–	–	–	161,936	–	–	–
Adjustment for lag in financial reporting[1]	–	–	–	(1,125)	–	–	–
Cash dividends	–	–	–	(107,195)	–	–	–
Distribution of subsidiary stock to shareholders (see Note 16)	–	–	–	(253,990)	–	–	–
Gain on sale of subsidiary stock[2]	–	–	30,495	–	–	–	–
Common stock issued	583	583	14,938	-	–	–	–
Common stock retired	(48)	(48)	(1,190)	–	–	–	–
Unearned compensation	–	–	–	–	(13)	–	–
Unrealized fair value adjustments	–	–	–	–	–	242	–
Translation adjustment	–	–	–	–	–	–	867
Balance, December 31, 2000	72,555	72,555	44,243	146,243	(60)	(173)	–
Net income	–	–	–	**185,900**	–	–	–
Cash dividends	–	–	–	**(101,773)**	–	–	–
Common stock issued	**2,890**	**2,890**	**68,025**	–	–	–	–
Tax benefit of stock option plans	–	–	**6,300**	–	–	–	–
Common stock repurchased[3]	**(11,332)**	**(11,332)**	**(118,260)**	**(215,807)**	–	–	–
Other common stock retired	**(11)**	**(11)**	**(308)**	–	–	–	–
Unrealized fair value adjustments	–	–	–	–	–	**173**	–
Balance, December 31, 2001	**64,102**	**$64,102**	**$ –**	**$ 14,563**	**$ (60)**	**$ –**	**$ –**

[1] Prior to 2000, for purposes of consolidating a subsidiary based in India, we used financial statements with a November 30 fiscal period end. Effective January 1, 2000, this subsidiary changed its reporting dates to coincide with the rest of the company. The results of operations for this subsidiary for the month of December 1999 were excluded from the consolidated statements of income and were reflected as an adjustment to retained earnings during the first quarter of 2000.

[2] In June 2000, our eFunds subsidiary sold 5.5 million shares of its common stock to the public. Prior to this initial public offering (IPO), we owned 40 million, or 100%, of eFunds' total outstanding shares. Subsequent to the IPO, we continued to own 40 million shares of eFunds, representing 87.9% of eFunds' total outstanding shares. Proceeds from the offering, based on the offering price of $13.00 per share, totaled $71.5 million ($64.5 million, net of offering expenses). The difference of $30.5 million between the net proceeds from the offering and the carrying amount of our investment in eFunds was recorded as additional paid-in capital. No tax expense or deferred tax was provided on this amount, as we disposed of our ownership in eFunds in a tax-free manner (see Note 16).

[3] In January 2001, our board of directors approved a plan to repurchase up to 14 million shares of our common stock. At that time, it was announced that these repurchases would be completed within a 12- to 18-month period. Through December 31, 2001, we spent $345.4 million to repurchase 11.3 million shares.

NOTE 15
BUSINESS SEGMENT INFORMATION

During 2001, we re-organized our one business segment, Paper Payment Systems, into three business segments: Financial Services, Direct Checks and Business Services. Financial Services sells checks, related products and program management services on behalf of financial institutions. Direct Checks sells checks and related products directly to consumers through direct mail and the Internet. Business Services sells checks, forms and related products to small offices/home offices on behalf of financial institutions and directly to customers via direct mail and the Internet. All three segments operate only in the United States. No single customer accounted for more than 10% of revenue in 2001, 2000 or 1999.

During 2000, we operated two business segments: Paper Payment Systems and eFunds. On December 29, 2000, we disposed of the eFunds segment via a spin-off transaction (see Note 16). The results of the eFunds segment are reflected as discontinued operations in our consolidated financial statements.

During 1999, we also operated NRC Holding Corporation, a collections business. This business was sold in December 1999 (see Note 6). The results of this business are not included in our reportable business segments, but are included in the reconciliations to consolidated amounts.

The accounting policies of the segments are the same as those described in Note 1. Corporate expenses are allocated to the segments based on segment revenues. This allocation includes expenses for various support functions such as executive management, human resources and finance and includes depreciation and amortization expense related to corporate assets. The corresponding corporate asset balances are not allocated to the segments. Corporate assets consist primarily of cash, investments and deferred tax assets relating to corporate activities.

We are an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations and the sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating income and other financial information shown.

	Reportable Business Segments				
(Dollars in thousands)	Financial Services	Direct Checks	Business Services	All Others/ Unallocated	Consolidated
Revenue from external customers:					
2001	**$768,499**	**$305,637**	**$204,239**	**$ –**	**$1,278,375**
2000	794,628	278,348	189,736	–	1,262,712
1999	840,662	217,378	181,684	124,074	1,363,798
Operating income (loss):					
2001	**167,721**	**75,365**	**58,852**	**–**	**301,938**
2000	174,276	64,980	50,363	(10,685)	278,934
1999	196,156	51,998	57,909	21,661	327,724
Depreciation and amortization expense:					
2001	**53,432**	**15,129**	**5,421**	**–**	**73,982**
2000	51,465	12,499	4,606	–	68,570
1999	50,806	3,101	5,084	2,050	61,041
Total assets:					
2001	**278,995**	**148,912**	**34,227**	**75,587**	**537,721**
2000	292,056	149,222	41,232	173,764	656,274
1999	354,530	58,639	46,852	461,801	921,822
Capital purchases:					
2001	**20,461**	**5,475**	**2,378**	**461**	**28,775**
2000	29,219	5,482	1,347	12,435	48,483
1999	60,618	9,673	2,746	3,758	76,795

All Others/Unallocated operating loss for 2000 represents asset impairment losses and restructuring charges relating to the scaling-back of PlaidMoon (see Notes 4 and 5). All Others/Unallocated total assets as of December 31, 1999 includes net assets of discontinued operations of $195.0 million (see Note 16).

Revenue by product was as follows:

(Dollars in thousands)	2001	2000	1999
Checks and related services	**$1,138,313**	$1,126,249	$1,113,143
Other printed products	**20,208**	21,519	23,757
Accessories	**119,854**	114,944	102,824
Divested businesses	**–**	–	124,074
Total revenue	**$1,278,375**	$1,262,712	$1,363,798

NOTE 16
DISCONTINUED OPERATIONS

In January 2000, we announced that our board of directors approved a plan to combine our electronic payments, professional services and government services businesses into an independent, publicly-traded company to be called eFunds Corporation. We contributed ownership of various subsidiaries and certain assets and liabilities to eFunds on March 31, 2000. In June 2000, eFunds sold 5.5 million shares of its common stock to the public. On December 29, 2000, we distributed our 40 million shares of eFunds stock, representing 87.9% of eFunds' then total outstanding shares, to all our shareholders of record on December 11, 2000. Each shareholder received .5514 eFunds share for each Deluxe share owned. Cash was issued in lieu of fractional shares. The net assets distributed to shareholders of $254.0 million was reflected as a reduction of retained earnings. We received confirmation from the Internal Revenue Service that the spin-off transaction would be tax-free to us and to our shareholders for U.S. federal income tax purposes, except to the extent that cash was received in lieu of fractional shares. The results of eFunds are reflected as discontinued operations in the consolidated financial statements for all periods presented.

The following are additional discontinued operations disclosures not included elsewhere in these notes to consolidated financial statements.

RESULTS OF DISCONTINUED OPERATIONS

Revenue and loss from discontinued operations were as follows:

Year Ended December 31, (Dollars in thousands)	2000	1999
Revenue from external customers	$358,609	$293,502
Pre-tax income from operations of discontinued operations before measurement date	$ 10,402	$ 2,073
Pre-tax costs of spin-off	(16,786)	–
Income tax expense	1,152	3,372
Net loss from discontinued operations	$ (7,536)	$ (1,299)

Pre-tax costs of the spin-off are net of pre-tax income of $2.2 million for eFunds' results subsequent to the November 30, 2000 measurement date. This is the date on which our board of directors approved the spin-off. Costs of the spin-off also include amounts due to officers under executive employment agreements of $7.2 million, losses of $2.9 million on disposals of infrastructure assets not usable by us or by eFunds, as well as legal, consulting and accountants fees.

CONTRACT LOSSES

During 2000 and 1999, the results of discontinued operations includes charges for expected future losses on long-term service contracts of the electronic benefits transfer business.

During 2000, net contract loss charges of $9.7 million were recorded. In April 2000, we completed negotiations with the prime contractor for a state coalition for which eFunds provided electronic benefits transfer services. Prior to this, we were operating without a binding, legally enforceable contract. We recorded an accrual for expected future losses on long-term service contracts of $12.2 million to reflect the fact that there was now a definitive agreement with this contractor. Offsetting this charge was the reversal of $2.5 million of previously recorded contract loss accruals. These reversals resulted from productivity improvements and cost savings from lower than anticipated telecommunications and interchange expenses.

During 1999, contract loss charges of $8.2 million were recorded. A majority of the charges resulted from the conclusion of negotiations with a prime contractor regarding the timing and costs of transitioning switching services from eFunds to a new processor. Also, lower than projected actual transaction volumes (primarily related to states fully rolled-out in 1999) contributed to changes in the estimates underlying previously recorded charges.

RESTRUCTURING CHARGES

During 2000, the results of discontinued operations included restructuring charges of $0.6 million for administrative reductions. These charges assumed the termination of 31 employees.

During 1999, the results of discontinued operations included reversals of restructuring charges of $2.4 million relating to our 1998 initiative to reduce SG&A expense and our 1996 plan to reduce our international workforce. The reduction in the SG&A expense initiative accrual was due to higher than anticipated attrition, resulting in severance payments to 37 fewer employees than originally anticipated. Also, prior to 1999, we were planning on divesting our international operations. In 1999, we decided to retain these operations, thus, planned reductions within that business were canceled.

The following table summarizes the changes in discontinued operations restructuring accruals during 2000 and 1999:

	2000		1999	
(Dollars in millions)	Amount	Number of employees affected	Amount	Number of employees affected
Balance – beginning of year	$ 1.2	6	$ 4.7	186
Adjustments to accruals	.6	31	(2.4)	(162)
Severance paid	(1.4)	(28)	(1.1)	(18)
Spin-off	(0.4)	(9)	–	–
Balance – end of year	$ –	–	$ 1.2	6

BUSINESS COMBINATIONS

2000 ACQUISITION

During March 2000, we paid cash of $20.0 million for an approximately 24% interest in a limited liability company that provides ATM management and outsourcing services to retailers and financial institutions. Our share of the results of this business subsequent to its acquisition date are included in discontinued operations in the consolidated statements of income. The difference of $20.0 million between the carrying value of the investment and the underlying equity in the net assets of the limited liability company was being amortized over 15 years.

1999 ACQUISITIONS

During February 1999, we acquired all of the outstanding shares of eFunds Corporation of Tustin, California for $13.0 million in cash. This company provides electronic check conversion and electronic funds transfer solutions to financial services companies and retailers. The acquisition was accounted for under the purchase method of accounting. The results of this business subsequent to its acquisition date are included in discontinued operations in the consolidated statements of income. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $15.7 million was being amortized over 10 years.

During April 1999, we acquired the remaining 50% ownership interest in HCL-Deluxe, N.V. for $23.4 million in cash. The joint venture, which we entered into with HCL Corporation of India in 1996, commenced operations in September 1997. The company provides information technology consulting and business process management services to us and to financial services companies. The acquisition was accounted for under the purchase method of accounting. The entire results of this business from the date we acquired 100% ownership are included in discontinued operations in the consolidated statements of income. Prior to this, we recorded our 50% ownership of the joint venture's results under the equity method of accounting. These results are also included in discontinued operations in the consolidated statements of income. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $24.9 million was being amortized over 15 years.

LEGAL PROCEEDINGS

During 1997, a judgment was entered against us in the U.S. District Court for the Western District of Pennsylvania. The case was brought against us by Mellon Bank (Mellon) in connection with a potential bid to provide electronic benefits transfer services for the Southern Alliance of States. At that time we recorded a reserve for settlement of this matter. In January 1999, the United States Court of Appeals for the Third Circuit affirmed the judgment of the district court and we paid $32.2 million to Mellon in February 1999. The portion of the reserve remaining after the payment of this judgment ($2.1 million) was reversed in 1999 and is included in the results of discontinued operations in the 1999 consolidated statement of income.

NOTE 17
SUBSEQUENT EVENTS (UNAUDITED)

In December 2001, our board of directors approved certain changes to our employee stock purchase plan which became effective as of February 1, 2002. The changes were made with a view toward qualifying the plan as an "employee stock purchase plan" under

All Others/Unallocated operating loss for 2000 represents asset impairment losses and restructuring charges relating to the scaling-back of PlaidMoon (see Notes 4 and 5). All Others/Unallocated total assets as of December 31, 1999 includes net assets of discontinued operations of $195.0 million (see Note 16).

Revenue by product was as follows:

(Dollars in thousands)	2001	2000	1999
Checks and related services	**$1,138,313**	$1,126,249	$1,113,143
Other printed products	**20,208**	21,519	23,757
Accessories	**119,854**	114,944	102,824
Divested businesses	**–**	–	124,074
Total revenue	**$1,278,375**	$1,262,712	$1,363,798

NOTE 16
DISCONTINUED OPERATIONS

In January 2000, we announced that our board of directors approved a plan to combine our electronic payments, professional services and government services businesses into an independent, publicly-traded company to be called eFunds Corporation. We contributed ownership of various subsidiaries and certain assets and liabilities to eFunds on March 31, 2000. In June 2000, eFunds sold 5.5 million shares of its common stock to the public. On December 29, 2000, we distributed our 40 million shares of eFunds stock, representing 87.9% of eFunds' then total outstanding shares, to all our shareholders of record on December 11, 2000. Each shareholder received .5514 eFunds share for each Deluxe share owned. Cash was issued in lieu of fractional shares. The net assets distributed to shareholders of $254.0 million was reflected as a reduction of retained earnings. We received confirmation from the Internal Revenue Service that the spin-off transaction would be tax-free to us and to our shareholders for U.S. federal income tax purposes, except to the extent that cash was received in lieu of fractional shares. The results of eFunds are reflected as discontinued operations in the consolidated financial statements for all periods presented.

The following are additional discontinued operations disclosures not included elsewhere in these notes to consolidated financial statements.

RESULTS OF DISCONTINUED OPERATIONS

Revenue and loss from discontinued operations were as follows:

Year Ended December 31, (Dollars in thousands)	2000	1999
Revenue from external customers	$358,609	$293,502
Pre-tax income from operations of discontinued operations before measurement date	$ 10,402	$ 2,073
Pre-tax costs of spin-off	(16,786)	–
Income tax expense	1,152	3,372
Net loss from discontinued operations	$ (7,536)	$ (1,299)

Pre-tax costs of the spin-off are net of pre-tax income of $2.2 million for eFunds' results subsequent to the November 30, 2000 measurement date. This is the date on which our board of directors approved the spin-off. Costs of the spin-off also include amounts due to officers under executive employment agreements of $7.2 million, losses of $2.9 million on disposals of infrastructure assets not usable by us or by eFunds, as well as legal, consulting and accountants fees.

CONTRACT LOSSES

During 2000 and 1999, the results of discontinued operations includes charges for expected future losses on long-term service contracts of the electronic benefits transfer business.

During 2000, net contract loss charges of $9.7 million were recorded. In April 2000, we completed negotiations with the prime contractor for a state coalition for which eFunds provided electronic benefits transfer services. Prior to this, we were operating without a binding, legally enforceable contract. We recorded an accrual for expected future losses on long-term service contracts of $12.2 million to reflect the fact that there was now a definitive agreement with this contractor. Offsetting this charge was the reversal of $2.5 million of previously recorded contract loss accruals. These reversals resulted from productivity improvements and cost savings from lower than anticipated telecommunications and interchange expenses.

During 1999, contract loss charges of $8.2 million were recorded. A majority of the charges resulted from the conclusion of negotiations with a prime contractor regarding the timing and costs of transitioning switching services from eFunds to a new processor. Also, lower than projected actual transaction volumes (primarily related to states fully rolled-out in 1999) contributed to changes in the estimates underlying previously recorded charges.

RESTRUCTURING CHARGES

During 2000, the results of discontinued operations included restructuring charges of $0.6 million for administrative reductions. These charges assumed the termination of 31 employees.

During 1999, the results of discontinued operations included reversals of restructuring charges of $2.4 million relating to our 1998 initiative to reduce SG&A expense and our 1996 plan to reduce our international workforce. The reduction in the SG&A expense initiative accrual was due to higher than anticipated attrition, resulting in severance payments to 37 fewer employees than originally anticipated. Also, prior to 1999, we were planning on divesting our international operations. In 1999, we decided to retain these operations, thus, planned reductions within that business were canceled.

The following table summarizes the changes in discontinued operations restructuring accruals during 2000 and 1999:

	2000		1999	
(Dollars in millions)	Amount	Number of employees affected	Amount	Number of employees affected
Balance – beginning of year	$ 1.2	6	$ 4.7	186
Adjustments to accruals	.6	31	(2.4)	(162)
Severance paid	(1.4)	(28)	(1.1)	(18)
Spin-off	(0.4)	(9)	–	–
Balance – end of year	$ –	–	$ 1.2	6

BUSINESS COMBINATIONS

2000 ACQUISITION

During March 2000, we paid cash of $20.0 million for an approximately 24% interest in a limited liability company that provides ATM management and outsourcing services to retailers and financial institutions. Our share of the results of this business subsequent to its acquisition date are included in discontinued operations in the consolidated statements of income. The difference of $20.0 million between the carrying value of the investment and the underlying equity in the net assets of the limited liability company was being amortized over 15 years.

1999 ACQUISITIONS

During February 1999, we acquired all of the outstanding shares of eFunds Corporation of Tustin, California for $13.0 million in cash. This company provides electronic check conversion and electronic funds transfer solutions to financial services companies and retailers. The acquisition was accounted for under the purchase method of accounting. The results of this business subsequent to its acquisition date are included in discontinued operations in the consolidated statements of income. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $15.7 million was being amortized over 10 years.

During April 1999, we acquired the remaining 50% ownership interest in HCL-Deluxe, N.V. for $23.4 million in cash. The joint venture, which we entered into with HCL Corporation of India in 1996, commenced operations in September 1997. The company provides information technology consulting and business process management services to us and to financial services companies. The acquisition was accounted for under the purchase method of accounting. The entire results of this business from the date we acquired 100% ownership are included in discontinued operations in the consolidated statements of income. Prior to this, we recorded our 50% ownership of the joint venture's results under the equity method of accounting. These results are also included in discontinued operations in the consolidated statements of income. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $24.9 million was being amortized over 15 years.

LEGAL PROCEEDINGS

During 1997, a judgment was entered against us in the U.S. District Court for the Western District of Pennsylvania. The case was brought against us by Mellon Bank (Mellon) in connection with a potential bid to provide electronic benefits transfer services for the Southern Alliance of States. At that time we recorded a reserve for settlement of this matter. In January 1999, the United States Court of Appeals for the Third Circuit affirmed the judgment of the district court and we paid $32.2 million to Mellon in February 1999. The portion of the reserve remaining after the payment of this judgment ($2.1 million) was reversed in 1999 and is included in the results of discontinued operations in the 1999 consolidated statement of income.

NOTE 17
SUBSEQUENT EVENTS (UNAUDITED)

In December 2001, our board of directors approved certain changes to our employee stock purchase plan which became effective as of February 1, 2002. The changes were made with a view toward qualifying the plan as an "employee stock purchase plan" under

Section 423 of the Internal Revenue Code. To secure qualified status for the plan, we will be presenting the plan to the shareholders for approval at the May shareholders meeting. Purchases under the plan are now made semi-annually, rather than quarterly. Beginning with purchases made on July 31, 2002, employees will purchase Deluxe common stock at 85% of the lower of its fair market value at the beginning or end of each six-month purchase period. In accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, under the new plan we will no longer recognize compensation expense for the difference between the employees' purchase price and the fair value of the stock. Compensation expense recognized in continuing operations for our previous employee stock purchase plan was $1.2 million in 2001, $1.8 million in 2000 and $4.1 million in 1999.

Effective January 1, 2002, we eliminated retiree medical benefits for all new employees (see Note 11). This change had no impact on current retirees or those employed with the company as of December 31, 2001.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Deluxe Corporation:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2001 and the related consolidated statements of income, comprehensive income, and cash flows present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
January 25, 2002

INDEPENDENT AUDITORS' REPORT

Deluxe Corporation

We have audited the accompanying consolidated balance sheet of Deluxe Corporation and its subsidiaries as of December 31, 2000, and the related consolidated statements of income, comprehensive income, and cash flows for each of the two years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Minneapolis, Minnesota
January 25, 2001

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

(Dollars in thousands, except per share amounts)

	2001 Quarter Ended			
	March 31	June 30	September 30	December 31
REVENUE	$316,682[1]	$318,635[1]	$324,318[1]	$318,740
GROSS PROFIT	199,496[1]	205,644[1]	212,815[1]	206,602
INCOME FROM CONTINUING OPERATIONS	42,479	44,312	51,062	48,047
PER SHARE OF COMMON STOCK:				
Continuing operations: basic	.59	.64	.76	.74
diluted	.59	.63	.75	.73
Net income: basic	.59	.64	.76	.74
diluted	.59	.63	.75	.73
Cash dividends	.37	.37	.37	.37

	2000 Quarter Ended			
	March 31	June 30	September 30	December 31
REVENUE	$321,578	$322,250	$316,084	$302,800
GROSS PROFIT	205,729[1]	209,144[1]	202,405[1]	192,411[1]
INCOME FROM CONTINUING OPERATIONS	42,024	42,644	46,964	37,840[3]
PER SHARE OF COMMON STOCK:				
Continuing operations: basic	.58	.59	.65	.52[3]
diluted	.58	.59	.65	.52[3]
Net income: basic	.61	.48[2]	.68	.46[4]
diluted	.61	.48[2]	.68	.46[4]
Cash dividends	.37	.37	.37	.37

[1] These figures differ from those previously reported in the Quarterly Reports on Form 10-Q and the Annual Report on Form 10-K for the year ended December 31, 2000 due to reclassifications made to conform with the 2001 presentation.

[2] 2000 second quarter results include charges of $9.7 million for additional expected future losses on existing electronic benefits transfer contracts of discontinued operations, charges of $7.2 million for payments due under executive employment agreements due to the planned separation of eFunds and net restructuring reversals of $1.6 million.

[3] 2000 fourth quarter results from continuing operations include asset impairment losses of $9.7 million relating to a discontinued e-commerce initiative.

[4] 2000 fourth quarter results include asset impairment losses of $9.7 million relating to a discontinued e-commerce initiative and costs of $9.1 million relating to the spin-off of eFunds.

SHAREHOLDER INFORMATION

Quarterly Stock Data

The chart below shows the per-share price range for the Company's common stock for the past two fiscal years as quoted on the New York Stock Exchange. The 2000 per-share prices have been adjusted to reflect the spin-off of our subsidiary, eFunds Corporation, on December 29, 2000.

Stock Price Ranges (dollars)	High	Low	Close
2001			
Quarter 1	24.35	19.17	23.67
Quarter 2	28.90	22.74	28.90
Quarter 3	34.54	28.38	34.54
Quarter 4	42.19	34.00	41.58
2000			
Quarter 1	23.18	17.74	21.18
Quarter 2	21.23	18.65	18.84
Quarter 3	19.19	15.99	16.24
Quarter 4	20.20	15.89	20.20

Stock Exchange

Deluxe Corporation common stock is traded on the New York Stock Exchange under the symbol DLX.

Annual Meeting

Shareholders are invited to attend Deluxe's annual shareholder meeting on Tuesday, May 7, 2002. It will be held in Deluxe's Gramsie facility, 1005 Gramsie Road, Shoreview, Minn., at 1:30 p.m.

Form 10-K Available

A copy of Form 10-K Annual Report filed with the Securities and Exchange Commission by the Company may be obtained without charge by calling 1-888-359-6397 (1-888-DLX-NEWS) or by sending a written request to Stuart Alexander, Deluxe Corporation, P.O. Box 64235, St. Paul, Minn. 55164-0235.

Shareholder Inquiries

Requests for additional information should be sent to corporate headquarters to the attention of Stuart Alexander, Vice President, Investor Relations and Public Affairs, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minn. 55126-2966.
(651) 483-7358

Executive Offices

Street address:
3680 Victoria Street North
Shoreview, Minn. 55126-2966

Mailing address:
P.O. Box 64235
St. Paul, Minn. 55164-0235
(651) 483-7111

Stock Ownership and Record Keeping

Wells Fargo
Shareowner Services
161 N. Concord Exchange
P.O. Box 64854
St. Paul, Minn. 55164-0854
(800) 468-9716
(651) 450-4064
www.wellsfargo.com/com/shareowner_services

Toll-Free Shareholder Information Line

You may dial 1-888-359-6397 (1-888-DLX-NEWS) to listen to the latest financial results, dividend news and other information about Deluxe or to request copies of our annual report, 10-K, 10-Q, proxy statement, news releases and financial presentation information.

Planned Release Dates

Quarterly results: April 18, July 18, October 17, January 30 (2003).

Dividends are announced the second week of February, May, August and November.

Web Site

Visit our web sites:
http://www.deluxe.com
http://www.deluxeforms.com
http://www.checksunlimited.com
http://www.designerchecks.com
http://www.delforms.com

Forward-looking Statements

Statements made in this release concerning the Company's or management's intentions, expectations, or predictions about future results or events are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current expectations or beliefs, and are subject to risks and uncertainties that could cause actual results or events to vary from stated expectations. These variations could be material and adverse. Additional information concerning the factors that could cause actual results and events to differ materially from the Company's current expectations is contained in Exhibit 99 to the Company's Form 10-K for the year ended December 31, 2001, which has been filed with the Securities and Exchange Commission. To obtain a copy, we encourage investors to call our shareholder information line (1-888-359-6397).

DELUXE

Deluxe Corporation
P.O. Box 64235
St. Paul, Minnesota
55164-0235
(651) 483-7111